

2022 ANNUAL REPORT

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this document statement are forward-looking statements. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and management's long-term performance goals, as well as statements relating to the anticipated effects on the business, financial condition and results of operations from expected developments or events, business growth and strategies of Southern California Bancorp (the "Company") and its wholly owned subsidiary, Bank of Southern California, N.A (the "Bank") collectively refer to ("we", "us," or "our"). These statements, which are based on certain assumptions and estimates and describe our future plans, results, strategies and expectations, can generally be identified by the use of the words and phrases "may," "will," "should," "could," "would," "goal," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "aim," "predict," "continue," "seek," "projection" and other variations of such words and phrases and similar expressions.

We have made the forward-looking statements in this document based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our business, consolidated financial condition, consolidated results of operations and future growth prospects include, but are not limited to, the following:

- volatility and uncertainty facing the banking industry following the recent failures of financial institutions;
- challenges related to increasing interest rates and the impact on our consolidated financial condition and consolidated results of operations;
- our ability to manage our liquidity;
- business and economic conditions nationally, regionally and in our target markets, particularly in Southern California, which is the principal area in which we operate;
- the lack of soundness of other financial institutions;
- the possibility that we may be required to pay special assessments or higher premiums for deposit insurance;
- disruptions to the credit and financial markets, either nationally, regionally or locally;
- our dependence on the Bank for dividends;
- concentration of our loan portfolio in commercial loans, which loans may be dependent on the borrower's cash flows for repayment and, to some extent, the local and regional economy;
- concentration of our loan portfolio in loans secured by real estate and changes in the prices, values and sales volumes of commercial and residential real estate;
- risks related to construction and land development lending, which involves estimates that may prove to be inaccurate and collateral that may be difficult to sell following foreclosure;
- risks related to Small Business Administration ("SBA") lending, including the risk that we could lose our designation as an SBA Preferred Lender;
- risks related to consumer loans, the repayment of which may be dependent on the borrower's cash flows and may be unsecured;
- concentration of our business activities within the geographic area of Southern California;
- credit risks in our loan portfolio, the adequacy of our reserves for credit losses and the appropriateness of our methodology for calculating such allowance for loan losses;
- the impact of the COVID-19 pandemic;
- the impact of natural disasters, including earthquakes, floods, droughts, and fires, particularly in Southern California;
- our ability to manage the growth of our business and organization;
- risks related to any future acquisitions, including transaction expenses, the potential distraction of management resources and the possibility that we will not realize anticipated benefits from any future acquisitions;
- competition in the banking industry, nationally, regionally or locally;
- failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;
- inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, technology risk, operational risk, strategic risk and reputational risk;
- our dependence on our management and our ability to attract and retain experienced and talented bankers;
- failure to keep pace with technological change or difficulties when implementing new technologies;
- system failures, data security breaches, including as a result of cyber-attacks, or failures to prevent breaches of our network security;
- our reliance on communications and information systems to conduct business and reliance on third parties and their affiliates to provide key components of business structure, any disruptions of which could interrupt operations or increase the costs of doing business;
- fraudulent and negligent acts by our customers, employees or vendors;
- our ability to prevent or detect all errors or fraud with our financial reporting controls and procedures;
- increased loan losses or impairment of goodwill and other intangibles;
- an inability to raise necessary capital to fund our growth strategy, operations, or to meet increased minimum regulatory capital levels;
- the sufficiency of our capital, including sources of such capital and the extent to which capital may be used or required;
- provisions of our charter documents and federal banking laws that could deter or delay an acquisition of the Company or changes in our management, even if beneficial to our shareholders;

- the institution and outcome of litigation and other legal proceedings to which we become subject;
- the impact of recent and future legislative and regulatory changes;
- examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses, slow the growth of our commercial real estate loans or write-down assets, or otherwise impose restrictions or conditions on our operations, including, but not limited to, our ability to acquire or be acquired;
- our status as an emerging growth company and a smaller reporting company, which reduces our disclosure obligations under the federal securities laws compared to other publicly traded companies;
- the impact of current and future governmental monetary and fiscal policies; and
- other factors and risks described under Item 1A. "Risk Factors" in Amendment No. 1 to our Form 10 registration statement filed with the Securities and Exchange Commission on April 24, 2023, and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this document.

Because of these risks and other uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this document. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

Contents

SOUTHERN CALIFORNIA BANCORP

FINANCIAL PERFORMANCE

TOTAL ASSETS | $ in Millions



TOTAL LOANS HELD FOR INVESTMENT | $ in Millions



TOTAL DEPOSITS | $ in Millions



TOTAL SHAREHOLDERS' EQUITY | $ in Millions



NET INCOME | $ in Thousands



DILUTED EARNINGS PER SHARE



EXECUTIVE PROFILES

BOARD OF DIRECTORS

David I. Rainer
Chairman of the Board and
Chief Executive Officer

John Farkash
Chairman Emeritus and President,
Farkash Construction, Inc.

Irwin Golds
Lead Independent Director and
CEO and Co-founder, Capitis Real Estate

Frank D. Di Tomaso
Executive Director

Dr. Lester Machado
Retired Oral and Maxillofacial Surgeon

Richard Martin
Founder and President, R. Martin & Associates,
a certified public accounting firm

Kaveh Varjavand
Founder and President, AARCS, LLC, and
MMK Ventures, Inc.

David J. Volk
Managing Principal, Castle Creek Advisors

Anne Williams
Retired Chief Risk Professional and Former Chief
Credit Officer of Bank of Southern California, N.A.

Anita Wolman
Banking and Corporate Governance Consultant

LEADERSHIP TEAM*

David I. Rainer
Chairman of the Board and
Chief Executive Officer

Richard Hernandez
President

Frank D. Di Tomaso
Executive Director (Bank)

Thomas Dolan
Executive Vice President,
Chief Operating Officer,
Chief Financial Officer (Bancorp)

Jean Carandang
Executive Vice President,
Chief Financial Officer (Bank)

Jeffery T. Hurtik
Executive Vice President,
Chief Information Officer (Bank)

Pamela Isaacson
Executive Vice President,
Chief Operations Officer (Bank)

Sam Kunianski
Executive Vice President,
Chief Banking Officer (Bank)

Martin Liska
Executive Vice President,
Chief Risk Officer (Bank)

Manisha Merchant
Executive Vice President,
Chief Legal Officer and
Corporate Secretary

Peter Nutz
Executive Vice President,
Chief Credit Officer (Bank)

Nicole Swain
Executive Vice President,
President of Private Banking (Bank)

Joann Yeung
Senior Vice President,
Chief Accounting Officer (Bank),
Principal Accounting Officer (Bancorp)

*Unless otherwise noted, each Leadership Team member
serves as such for both Southern California Bancorp and
Bank of Southern California, N.A.



common stock

Stock Exchange Listing
The common stock of Southern California
Bancorp is listed on the Nasdaq Capital
Market under the symbol BCAL.

Transfer Agent
Computershare Investor Services

SOUTHERN CALIFORNIA BANCORP

LOCATIONS

Carlsbad
3142 Tiger Run Ct., Ste. 107
Carlsbad, CA 92010

Cerritos (Administration)
18000 Studebaker Road, Ste. 100
Cerritos, CA 90703

Del Mar
12265 El Camino Real, Ste. 100
San Diego, CA 92130

Downtown Los Angeles (Administration)
355 S. Grand Ave., Ste. 1200
Los Angeles, CA 90071

Downtown San Diego
1620 Fifth Ave., Ste. 120
San Diego, CA 92101

Encino
16255 Ventura Blvd., Ste. 1100
Encino, CA 91436

Glendale
801 N. Brand Blvd., Ste. 185
Glendale, CA 91203

Irvine
400 Spectrum Center Dr., Ste. 100
Irvine, CA 92618

La Quinta
47-000 Washington St.
La Quinta, CA 92253

Ramona
1315 Main St.
Ramona, CA 92065

Rancho Mirage
40101 Monterey Ave., Ste. H
Rancho Mirage, CA 92270

Rancho Santa Margarita
22342 Avenida Empresa, Ste. 101A
Rancho Santa Margarita, CA 92688

Santa Clarita
23780 Magic Mountain Pkwy.
Santa Clarita, CA 91355

West Los Angeles
1640 S. Sepulveda Blvd., Ste. 130
Los Angeles, CA 90025

Westlake Village
875 S. Westlake Blvd., Ste. 101
Westlake Village, CA 91361


101
Santa Barbara
Ventura
Oxnard
Hesperia
Big Bear Lake
San Bernardino
Riverside
10
605
Santa Monica
710
Long Beach
Anaheim
15
Temecula
La Quinta
Salton Sea
Borrego Springs
8
8

Market Price of And Dividends on The Registrant's Common Equity And Related Stockholder Matters

Market Information; Holders of Record

On May 10, 2023, our common stock became listed on the NASDAQ Capital Market under the symbol BCAL. Prior to that date, our common stock was quoted under the same symbol on the OTC Pink Open Market.

As of June 1, 2023, the last reported trade of the Company's common stock on the NASDAQ Capital Market was quoted at $13.70 per share. As of such date, there were 18,295,070 shares of common stock issued and outstanding and approximately 368 holders of record.

Dividends

Our shareholders are entitled to receive dividends only if, when and as declared by our Board of Directors and out of funds legally available. We have paid no cash dividends to common shareholders since our inception and we have no present intent to commence the payment of dividends in the foreseeable future. We anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board of Directors in its sole discretion, subject to the satisfaction of any regulatory requirements. Our profitability and regulatory capital ratios, in addition to other financial conditions, will be key factors in determining the payment of dividends.

As a California corporation, we are subject to certain restrictions on dividends under the California General Corporation Law. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies.

Financial Highlights

The following table sets forth certain of our financial highlights as of and for each of the periods presented. This data should be read in conjunction with our consolidated financial statements and related notes.

	Year Ended December 31,	
($ in thousands except share and per share data)	2022	2021
EARNINGS		
Net interest income	$ 87,786	$ 64,411
Provision for loan losses	$ 5,450	$ 1,200
Noninterest income	$ 3,675	$ 4,514
Noninterest expense	$ 64,028	$ 53,539
Income tax expense	$ 5,870	$ 3,477
Net income	$ 16,113	$ 10,709
Pre-tax pre-provision income [1]	$ 27,433	$ 15,386
Diluted earnings per share	$ 0.88	$ 0.72
Ending shares outstanding	17,940,283	17,707,737
PERFORMANCE RATIOS		
Return on average assets	0.70%	0.57%
Return on average common equity	6.44%	5.60%
Yield on loans	5.02%	4.88%
Yield on earning assets	4.33%	3.83%
Cost of deposits	0.23%	0.13%
Cost of funds	0.29%	0.20%
Net interest margin	4.06%	3.64%
Efficiency ratio [1]	70.0%	77.7%
Net (charge-offs) recoveries to average loans held-for-investment	0.00%	0.01%

(1) *Refer to Non-GAAP Financial Measures **under** Management's Discussion and Analysis of Financial condition and Results of Operations.*

		December 31,		
		2022		**2021**
CAPITAL				
Tangible equity to tangible assets [1]		9.84%		9.35%
Book value (BV) per common share	$	14.51	$	13.92
Tangible BV per common share [1]	$	12.32	$	11.73
ASSET QUALITY				
Allowance for loan losses (ALL)	$	17,099	$	11,657
ALL to total loans		0.90%		0.77%
ALL to total loans (excl PPP)		0.90%		0.81%
Nonperforming loans	$	41	$	809
Other real estate owned	$	—	$	—
Nonperforming assets to total assets		0.00%		0.04%
END OF PERIOD BALANCES				
Total loans, including loans held for sale	$	1,906,800	$	1,504,748
Total assets	$	2,283,927	$	2,259,866
Deposits	$	1,931,905	$	1,973,098
Loans to deposits		98.7%		76.3%
Shareholders' equity	$	260,355	$	246,528

(1) *Refer to Non-GAAP Financial Measures under Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical consolidated results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or consolidated results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.

Overview

Southern California Bancorp is a California corporation incorporated on October 2, 2019 and is headquartered in Del Mar, California. On May 15, 2020, we completed a reorganization whereby Bank of Southern California, N.A. became the wholly owned subsidiary of the Company. We are regulated as a bank holding company by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The Bank operates under a national charter and is regulated by the Office of Comptroller of the Currency ("OCC").

We are a relationship-focused community bank and we offer a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through our 13 branch offices serving Orange, Los Angeles, Riverside, San Diego and Ventura counties. We have kept a steady focus on our solution-driven, relationship-based approach to banking, providing clients accessibility to decision makers and enhancing value through strong client partnerships. We are a Preferred SBA Lender. Our lending products consist primarily of construction and land development loans, real estate loans, C&I loans, SBA loans, and consumer loans. Our deposit products consist primarily of demand deposit, money market, and certificates of deposit. We also provide treasury management services including online banking, cash vault, sweep accounts and lock box services.

Recent Developments

Branch Sale and Acquisition

Effective at the close of business on September 24, 2021, the Orange, Redlands and Santa Fe Springs retail branches were sold to a third party financial institution which acquired certain branch assets and assumed certain branch liabilities including deposits. No loans were sold as part of the transaction. The assets and liabilities of these three branches primarily consisted of $146 thousand of cash and cash equivalents and $82.4 million of deposits. The transaction resulted in a net cash payment to the third party financial institution of $81.5 million, and a gain on sale of $726 thousand recorded as a component of noninterest income in the consolidated statements of income.

We completed our acquisition of Bank of Santa Clarita ("BSCA") on October 1, 2021. The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the operating results of BSCA have been included in the consolidated financial statements since October 2, 2021. On the acquisition date, we acquired total assets, loans and deposits of $424.6 million, $268.8 million, and $342.3 million, respectively. Goodwill in the amount of $18.1 million was recorded and represents the excess of the purchase consideration over the fair value of the net assets acquired and was primarily attributable to the expected synergies and economies of scale from combining our operations with BSCA. Refer to Note 2 – *Business Combinations* of the Notes to Consolidated Financial Statements for more information about the BSCA acquisition.

Pandemic

The pandemic continues to recede and thus is becoming less disruptive to the economy. Concerns of a potential recession have increased as the Federal Reserve continues to increase interest rates to slow down inflation. The Federal Reserve raised interest rates by an aggregate of 425 basis points in 2022, to a range between 4.25% and 4.5% at December 31, 2022 and by an additional 25 basis points in February and another 25 basis points in March 2023, the highest level in 15 years. The Federal Reserve said the economy is seeing "modest" growth and that inflation "remains elevated, reflecting supply and demand imbalances related to the pandemic, higher food and energy prices, and broader price pressures." Future actions that may be taken by the Federal Reserve may continue to impact key macroeconomic variables. We continue to monitor macroeconomic variables related to increasing interest rates, inflation, the concerns of an economic downturn, and its effects on our business, customers, employees, communities and markets. The following challenges could have an impact on our business, consolidated financial condition or near- or longer-term financial or consolidated results of operations:

- Slower loan growth and declining deposits;
- Difficulty retaining and attracting deposit relationships;
- Credit quality deterioration of our loan portfolio resulting in additional provision for credit losses and impairment charges;
- Margin pressure as we increase deposit rates to attract funds to support sustained high loan growth;

- Increases in other comprehensive loss from the unrealized losses on available-for-sale debt securities; and
- Liquidity stresses to maintain sufficient levels of high-quality liquid assets and access to borrowing lines and other sources of funding.

Difficult Market Conditions are Adversely Affecting the Banking Industry

The rapid rise in interest rates during 2022, the resulting industry-wide reduction in the fair value of securities portfolios, and the recent bank runs that led to the failures of some financial institutions in March of 2023, among other events, have resulted in a current state of volatility and uncertainty with respect to the health of the U.S. banking system, particularly around liquidity, uninsured deposits and customer concentrations. The situation is stabilizing due to strong actions taken by federal regulators in attempts to calm the markets. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program ("BTFP") which provides an additional source of liquidity against high quality securities, in an effort to minimize the need for banks to quickly sell securities at a loss in times of stress. The BTFP offers advances for a term of up to one year to eligible borrowers that pledge U.S.Treasuries, agency debt, mortgage-backed securities, and other qualifying assets as collateral. The rate for term advances will be the one-year overnight index swap rate plus 10 basis points; the rate will be fixed for the term of the advance on the day the advance is made. Borrowers may prepay advances (including for purposes of refinancing at any time without penalty.)

Notwithstanding these recent market events and activities, we have not been materially impacted on our financial condition, operations, customer base, liquidity, capital position or risk profile. We have a strong consolidated balance sheet with very diversified deposit and loan portfolios, with very little sector or individual customer concentration. Our relationship-based banking model is founded on strong, ongoing relationships with our commercial clients, which represent a broad variety of commercial industries. The current uncertainty in the banking industry has provided us with an opportunity to attract new clients that have concerns about the banks they have been doing business with, based on the above events. We have no meaningful exposure to cryptocurrency or venture capital business models and our accumulated other comprehensive loss on our available-for-sale debt securities is manageable. However, in an abundance of caution, we have proactively responded to these events by reaching out to our deposit customers and explaining what differentiates us from the recently failed banks and assuring them that their deposits remain safe.

Given the nature of our commercial banking business, approximately 50% of our total deposits exceeded the FDIC deposit insurance limits at March 31, 2023. However, we offer large depositors access to the Insured Cash Sweep ("ICS Product") deposit program, which allows us to divide customers deposits that exceed the FDIC insurance limits into smaller amounts, below the FDIC insurance limits, and place those deposits in other participating FDIC insured institutions with the convenience of managing all deposit accounts through our Bank. Our total deposits in the ICS Product increased to $140.3 million, or 7% of total deposits at March 31, 2023, compared to $65.5 million, or 3% of total deposits at December 31, 2022. At March 31, 2023, total deposits increased $54.0 million, of which $63.7 million was from brokered time deposits that replaced the $50 million in overnight FHLB advances that were outstanding at December 31, 2022. Excluding brokered deposits, total deposits decreased $9.8 million, or 0.5% from total deposits at December 31, 2022.

The following table presents the ending balance, percentage of deposits and spot rates at the periods indicated:

(dollars in thousands)	March 31, 2023			December 31, 2022		
	Amount	% of Total	Spot Rate [1]	Amount	% of Total	Spot Rate [1]
Noninterest-bearing demand	$ 881,999	44 %	0.0 %	$ 923,899	48 %	0.0 %
Interest-bearing deposits:						
Interest-bearing NOW accounts	248,809	13 %	1.1 %	209,625	11 %	0.3 %
Money market and savings accounts	677,636	34 %	1.9 %	668,602	35 %	1.2 %
Time deposits	92,932	5 %	2.3 %	109,032	6 %	2.1 %
Brokered time deposits	84,479	4 %	3.8 %	20,747	1 %	1.1 %
	$ 1,985,855	100 %	1.1 %	$ 1,931,905	100 %	0.6 %

(1) Weighted average interest rates at March 31, 2023 and December 31, 2022.

We have a small investment portfolio of high-quality securities. As of March 31, 2023, the amortized cost of our held-to-maturity debt securities was $53.9 million, or approximately 2.3% of total assets. The fair value of our available-for-sale debt securities was $124.4 million, or approximately 5.4% of total assets. In 2022, we deployed our excess cash by purchasing held-to-maturity debt securities that are not marked to market, which means there is no unrealized loss recorded through the accumulated other comprehensive loss if their market value is impacted by changes in interest rates. We carry the held-to-maturity debt securities at amortized cost and available-for-sale debt securities at fair value on our consolidated balance sheets. The unrealized gains or losses, net of taxes, on our available-for-sale debt securities are reported as a separate component of other comprehensive income included in shareholders' equity. At March 31, 2023, our accumulated other comprehensive loss, net of taxes, decreased to $5.0 million, compared to $6.4 million at December 31, 2022. If we realized all of our unrealized losses on both held-to-maturity and available-for-sale debt securities, our unrealized losses (net of taxes) would be $7.9 million at March 31, 2023. The results of our stress testing on our debt security portfolio at December 31, 2022, illustrated that we would continue to be "well-capitalized", even in an up to 300 basis point rate shock scenario. At December 31, 2022, our tangible common equity (non-GAAP) was $221.0 million, Refer to *Non-GAAP Financial Measures* under Management's Discussion and Analysis of Financial condition and Results of Operations.

The amortized cost of held-to-maturity and available-for-sale debt securities and their approximate fair values at March 31, 2023 and December 31, 2022 were as follows:

(dollars in thousands)	March 31, 2023			December 31, 2022		
	Amortized Cost	Gross Unrealized Gains/(Losses)	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains/(Losses)	Estimated Fair Value
Held-to-maturity	$ 53,864	$ (4,151)	$ 49,713	$ 53,946	$ (6,040)	$ 47,906
Available-for-sale	131,550	(7,112)	124,438	121,652	(9,072)	112,580
	$ 185,414	$ (11,263)	$ 174,151	$ 175,598	$ (15,112)	$ 160,486

We continue to benefit from solid liquidity and stabilized deposit balances to maintain sufficient liquidity to meet our cash flow requirements as of March 31, 2023.

Our liquidity position, with the following financial balances (unaudited) as of March 31, 2023, compared to December 31, 2022:

- Total cash and cash equivalents approximately $102 million, compared to $86.8 million.
- Total liquidity ratio approximately 11.6%, compared to 10.5%.
- Unpledged, liquid securities were approximately $132 million, compared to $122 million.
- Available borrowing capacity from Federal Home Loan Bank ("FHLB") secured lines of credit approximately $453 million, compared to $374.4 million. There were no outstanding borrowings at March 31, 2023.
- Increased our available borrowing capacity from Federal Reserve Discount Window program to approximately $110 million, compared to $11.3 million. There were no outstanding borrowings at March 31, 2023.
- Available borrowing capacity from the three unsecured credit lines from correspondent banks totaling $75.0 million at both periods. There were no outstanding borrowings at March 31, 2023.
- Did not participate in Federal Reserve Bank Term Funding Program borrowings in March 2023.

Impact of Acquisition on Earnings

The comparability of financial information presented in Management's Discussion and Analysis of Financial Condition and Results of Operations is affected by our acquisition of BSCA. We completed the acquisition on October 1, 2021. This acquisition has been accounted for using the acquisition method of accounting and, accordingly, BSCA's operating results have been included in the consolidated financial statements for periods beginning after October 1, 2021.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and conform to general practices within the financial services industry, the most significant of which are described in Note 1 — *Basis of Presentation and Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. While we base these estimates, assumptions and judgments on historical experience, current information available and other factors deemed to be relevant, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements.

Critical accounting policies are defined as those that require the most complex or subjective judgment and are reflective of significant uncertainties, and could potentially result in materially different results under different assumptions and conditions. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements. The following is a discussion of these critical accounting policies and significant estimates that require us to make complex and subjective judgments.

Allowance for Loan Losses ("ALL")

The ALL is a valuation allowance for probable incurred credit losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

We determine a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired.

We consider a loan to be impaired when it is probable that we will not be able to collect all amounts due, principal and interest, according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. We select the measurement method on a loan-by-loan basis, with the exception of collateral-dependent loans for which foreclosure is probable that are measured at the net realizable value of the collateral.

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment's historical loss experience. We review the historical loss rates for each portfolio segment and utilize peer loss rates when we do not have sufficient historical experience or otherwise feel historical experience is not indicative of the current loan portfolio. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; the existence and effect of any concentrations of credit; the effect of other external factors such as competition and legal and regulatory requirements; the quality and effectiveness of the risk rating system; and the quality of regulatory and other external credit reviews.

Portfolio segments identified by us include construction and land development, real estate, C&I and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt to income ratios or debt service coverage, credit scores, collateral type and loan-to-value ratios and financial performance.

Effective January 1, 2023, we adopted the Financial Accounting Standards Board ("FASB"), Accounting Standards Update 2016-13, "Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments," commonly referred to as the "Current Expected Credit Losses" standard, or "CECL." CECL changes the ALL methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our ALL and future provisions for loan losses. For additional information regarding the adoption of CECL, refer *Note 1 – Basis of Presentation and Summary of Significant Accounting Policies – Recent Accounting Guidance Not Yet Effective*.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - Business Combinations. Under the acquisition method, identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination are measured at fair value on the acquisition date. The excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date is recognized as goodwill.

The estimates used to determine the fair values of assets and liabilities acquired in a business combination can be complex and require judgment. For example, we utilize a discounted cash flow approach to measure the fair value of core deposit intangible assets acquired in business combinations. This approach requires us to apply a number of critical estimates that include, but are not limited to, future expected cash flows from depositor relationships, expected "decay" rates, and the determination of discount rates. These critical estimates are difficult to predict and may result in impairment charges in future periods if actual results materially differ from those initially estimated.

Non-GAAP Financial Measures

This document contains certain non-GAAP financial measures in addition to results presented in accordance with GAAP. We believe the presentation of certain non-GAAP financial measures provides information useful to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our consolidated financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

(1) Efficiency ratio is computed by dividing noninterest expense by total net interest income and noninterest income. We measure our success and the productivity of our operations through monitoring of the efficiency ratio.

(2) Pre-tax pre-provision income is computed by adding net interest income and noninterest income and subtracting noninterest expense. This non–GAAP financial measure provides a greater understanding of pre–tax profitability before giving effect to credit loss expense.

(3) Average tangible common equity is computed by subtracting goodwill and core intangible deposits, net from average shareholders' equity.

(4) Return on average tangible common equity is computed by dividing net income by average tangible common equity. It helps us measure our performance of businesses consistently, whether they were acquired or developed internally.

(5) Tangible common equity and tangible assets are computed by subtracting goodwill and core intangible deposits, net from total shareholders' equity and total assets.

(6) Tangible common equity to tangible assets ratio is computed by dividing tangible common equity by tangible assets.

(7) Tangible book value per share is computed by dividing tangible common equity by total common shares outstanding. We consider tangible book value per share a meaningful measure because it suggests what our common shareholders can expect to receive if we are in financial distress and are forced to liquidate our assets at the book value price. Intangible assets like goodwill are not a part of the process since they cannot be sold for cash during liquidation.

We consider average tangible common equity, tangible common equity, and tangible common equity to tangible asset ratio as useful additional methods to evaluate our capital utilization and adequacy to withstand unexpected market conditions. These ratios differ from the regulatory capital ratios principally in that the numerator excludes goodwill and other intangible assets.

The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for the periods indicated:

(dollars in thousands)		For the Year Ended December 31,		
		2022		**2021**
Efficiency Ratio				
Noninterest expense	$	64,028	$	53,539
Net interest income		87,786		64,411
Noninterest income		3,675		4,514
Total net interest income and noninterest income	$	91,461	$	68,925
(1) Efficiency ratio (non-GAAP)		70.0%		77.7%
Pre-tax pre-provision income				
Net interest income	$	87,786	$	64,411
Noninterest income		3,675		4,514
Total net interest income and noninterest income		91,461		68,925
Less: Noninterest expense		64,028		53,539
(2) Pre-tax pre-provision income (non-GAAP)	$	27,433	$	15,386
Return on Average Assets, Equity, and Tangible Equity				
Net income	$	16,113	$	10,709
Average assets	$	2,301,418	$	1,867,603
Average shareholders' equity		250,054		191,145
Less: Average intangible assets		38,960		24,707
(3) Average tangible common equity (non-GAAP)	$	211,094	$	166,438
Return on average assets		0.70%		0.57%
Return on average equity		6.44%		5.60%
(4) Return on average tangible common equity (non-GAAP)		7.63%		6.43%

		December 31,		
(dollars in thousands, except per share amounts)		**2022**		**2021**
Tangible Common Equity Ratio/Tangible Book Value Per Share				
Shareholders' equity	$	260,355	$	246,528
Less: Intangible assets		39,387		38,806
(5) Tangible common equity (non-GAAP)	$	220,968	$	207,722
Total assets	$	2,283,927	$	2,259,866
Less: Intangible assets		39,387		38,806
(6) Tangible assets (non-GAAP)	$	2,244,540	$	2,221,060
Equity to asset ratio		11.40%		10.91%
(6) Tangible common equity to tangible asset ratio (non-GAAP)		9.84%		9.35%
Book value per share	$	14.51	$	13.92
(7) Tangible book value per share (non-GAAP)	$	12.32	$	11.73
Shares outstanding		17,940,283		17,707,737

Results of Operations

Net Income

Net income for the year ended December 31, 2022 was $16.1 million, or $0.88 per diluted share, compared to $10.7 million, or $0.72 per diluted share in the prior year. The operating results of 2022 were partly impacted by including the full year of BSCA's operating results. The increase in net income in 2022 compared with 2021 was primarily due to a $23.4 million increase in net interest income, which was partially offset by a $10.5 million increase in noninterest expense, and a $4.3 million increase in the provision for loan losses, primarily related to strong loan growth in 2022. Pre-tax, pre-provision income for 2022 was $27.4 million, an increase of $12.0 million, or 78.3% compared to pre-tax, pre-provision income of $15.4 million for the full year of 2021.

Net Interest Income and Margin

Net interest income is our primary source of revenue, which is the difference between interest income on loans, debt securities and other investments (collectively, "interest-earning assets") and interest expense on deposits and borrowings (collectively, "interest-bearing liabilities"). Net interest margin represents net interest income expressed as a percentage of interest-earning assets. Net interest income is affected by changes in volume, mix, and rates of interest-earning assets and interest-bearing liabilities, as well as days in a period.

We closely monitor both total net interest income and the net interest margin and seek to maximize net interest income without exposing us to an excessive level of interest rate risk through our asset and liability management policies.

The following table presents interest income, average interest-earning assets, interest expense, average interest-bearing liabilities, and their corresponding yields and costs for the years indicated:

	Year Ended					
	December 31, 2022			December 31, 2021		
	Average Balance	Income/ Expense	Yield/ Cost	Average Balance	Income/ Expense	Yield/ Cost
Assets	($ in thousands)					
Interest-earning assets:						
Total non-PPP loans[1]	$1,707,487	$ 84,711	4.96%	$1,029,702	$ 48,523	4.71%
Total PPP loans[1]	13,073	1,655	12.66%	326,064	17,690	5.43%
Total loans[1]	1,720,560	86,366	5.02%	1,355,766	66,213	4.88%
Taxable debt securities	96,357	2,013	2.09%	26,964	414	1.54%
Tax-exempt debt securities [2]	54,744	1,372	3.17%	1,787	41	2.90%
Deposits in other financial institutions	210,467	1,509	0.72%	358,905	453	0.13%
Fed funds sold/resale agreements	65,172	1,388	2.13%	15,559	17	0.11%
Restricted stock investments and other bank stock	14,668	927	6.32%	11,186	635	5.68%
Total interest-earning assets	2,161,968	93,575	4.33%	1,770,167	67,773	3.83%
Total noninterest-earning assets	139,450			97,436		
Total assets	**$2,301,418**			**$1,867,603**		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing NOW accounts	$ 211,075	$ 312	0.15%	$ 135,765	$ 207	0.15%
Money market and savings accounts	690,830	3,481	0.50%	589,384	1,113	0.19%
Time deposits	100,746	797	0.79%	105,101	734	0.70%
Total interest-bearing deposits	1,002,651	4,590	0.46%	830,250	2,054	0.25%
Borrowings:						
FHLB advances	932	43	4.61%	5,170	25	0.48%
Paycheck Protection Program Liquidity Facility	—	—	—%	17,150	60	0.35%
Subordinated debt	17,723	1,086	6.13%	17,628	1,083	6.14%
Junior subordinated debentures	1,239	70	5.65%	2,718	140	5.15%
Total borrowings	19,894	1,199	6.03%	42,666	1,308	3.07%
Total interest-bearing liabilities	1,022,545	5,789	0.57%	872,916	3,362	0.39%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits [3]	1,006,795			783,754		
Other liabilities	22,024			19,788		
Shareholders' equity	250,054			191,145		
Total Liabilities and Shareholders' Equity	**$2,301,418**			**$1,867,603**		
Net interest spread			3.76%			3.44%
Net interest income and margin		**$ 87,786**	**4.06%**		**$ 64,411**	**3.64%**
Net interest income and margin excluding PPP loans		$ 86,131	4.01%		$ 46,721	3.24%
Cost of deposits			0.23%			0.13%
Cost of funds			0.29%			0.20%

(1) Total loans are net of deferred loan origination fees/costs and discounts/premiums, and include average balances of loans held for sale and nonperforming loans. Interest income includes accretion of net deferred loan fees and net purchased discounts of $3.8 million and $7.4 million for the years ended December 31, 2022 and 2021 respectively.

(2) Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.

(3) Average noninterest-bearing deposits represent 50.10%, and 48.56% of average total deposits for the years ended December 31, 2022 and 2021 respectively.

Net interest income for the year ended December 31, 2022 was $87.8 million, compared to $64.4 million in the prior year. The increase was primarily due to a $25.8 million increase in total interest income, partially offset by a $2.4 million increase in total interest expense. During the year ended December 31, 2022, loan interest income increased $20.2 million, debt securities income increased $1.6 million, and interest and dividend income from other financial institutions increased $2.7 million. The increase in interest income was due to a number of factors: higher average non Paycheck Protection Program ("non-PPP") loans from organic loan growth and the acquisition of BSCA; a change in the interest-earning asset mix; and increases in yields on interest-earning assets resulting from increases in the target Fed fund rates. Average interest-earning assets increased $391.8 million, resulting from a $677.8 million increase in average non-PPP loans, a $49.6 million increase in average Fed funds sold/resale agreements, and a $69.4 million increase in average debt securities, partially offset by a $148.4 million decrease in average lower yielding deposits in other financial institutions, and a $313.0 million decrease in average PPP loans. The increase in interest expense for the year ended December 31, 2022 was primarily due to a $2.4 million increase in interest expense on money market and saving accounts resulting from the increase in target Fed fund rates, coupled with the increase in average balances between periods.

Net interest margin for the year ended December 31, 2022 was 4.06%, compared with 3.64% in the prior year. The increase was primarily related to a 50 basis point increase in the total interest-earning assets yield resulting from higher market interest rates and a change in our interest-earning asset mix, partially offset by a 9 basis point increase in the cost of funds. The yield on total earning assets during the year ended December 31, 2022 was 4.33%, compared with 3.83% in the prior year. The yield on average loans during the year ended December 31, 2022 was 5.02%, an increase of 14 basis points from 4.88% in the prior year.

Cost of funds for the year ended December 31, 2022 was 29 basis points, an increase from 20 basis points in the prior year. The increase was the net result of an increase in the cost of interest-bearing deposits from 25 basis points for the year ended December 31, 2021 to 46 basis points for the year ended December 31, 2022, partially offset by an increase in average noninterest-bearing deposits. Average noninterest-bearing demand deposits increased $223.0 million to $1.01 billion and represented 50.1% of total average deposits during the year ended December 31, 2022, compared with $783.8 million and 48.6%, respectively, for the prior year. The total cost of deposits for the year ended December 31, 2022 was 23 basis points, up from 13 basis points in the prior year.

Average total borrowings decreased $22.8 million to $19.9 million for the year ended December 31, 2022 resulting from payoffs of FHLB advances and the Paycheck Protection Program Liquidity Facility ("PPPLF") borrowings in 2021, and the early extinguishment of the junior subordinated debentures. The average cost of total borrowings was 6.03% for the year ended December 31, 2022, an increase from 3.07% in the prior year.

<u>Rate/Volume Analysis</u>

The following table presents the changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. Information is provided on changes attributable to (i) changes in volume multiplied by the prior rate and (ii) changes in rate multiplied by the prior volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		
	Volume	**Rate**	**Net**
Interest-earning assets:	*($ in thousands)*		
Total non-PPP loans	$ 33,500	$ 2,688	$ 36,188
Total PPP loans	(26,457)	10,422	(16,035)
Total loans	7,043	13,110	20,153
Taxable debt securities	1,405	194	1,599
Tax-exempt debt securities	1,326	5	1,331
Deposits in other financial institutions	(258)	1,314	1,056
Fed fund sold/resale agreements	205	1,166	1,371
Restricted stock investments and other bank stock	213	79	292
Total interest-earning assets	**9,934**	**15,868**	**25,802**
Interest-bearing liabilities:			
Interest-bearing NOW accounts	105	—	105
Money market and savings accounts	221	2,147	2,368
Time deposits	(31)	94	63
Total interest-bearing deposits	295	2,241	2,536
Borrowings:			
FHLB advances	(36)	54	18
PPPLF	(60)	—	(60)
Subordinated debts	3	—	3
Junior subordinated debentures	(83)	13	(70)
Total borrowings	(176)	67	(109)
Total interest-bearing liabilities	**119**	**2,308**	**2,427**
Net interest income	$ 9,815	$ 13,560	$ 23,375

Provision for Loan Losses

We recorded a loan loss provision of $5.5 million during the year ended December 31, 2022, compared to $1.2 million for the prior year. The increase in the provision is primarily related to strong organic loan growth from loans held for investment, excluding PPP loans, which grew $448.2 million during the year. We continue to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn and believe we are appropriately provisioned for the current environment.

Noninterest Income

The following table sets forth the various components of our noninterest income for the periods indicated:

(dollars in thousands)	Year Ended December 31,	
	2022	**2021**
Service charges and fees on deposit accounts	$ 1,014	$ 826
Interchange and ATM income	782	775
Gain on sale of loans	1,349	920
Income from bank-owned life insurance	1,490	786
Servicing and related income on loans, net	192	116
(Loss) gain on sale of debt securities	(994)	46
Loss on sale and disposal of fixed assets	(768)	(4)
Gain on branch sale	—	726
Other charges and fees	610	323
Total noninterest income	$ 3,675	$ 4,514

Total noninterest income during the year ended December 31, 2022 was $3.7 million, a decrease of $839 thousand compared to total noninterest income of $4.5 million in the prior year. The decrease was due primarily to higher losses on the sale of debt securities and the disposal of fixed assets, and lower gain on branch sale, partially offset by higher gains on sale of loans, and higher income from bank-owned life insurance.

Gain on sale of loans was $1.3 million during the year ended December 31, 2022, compared to $920 thousand during the prior year. The $429 thousand increase was primarily due to the SBA 7(a) loan sales during the year ended December 31, 2022. During the year ended December 31, 2022, loan sales related to 17 SBA loans with a net carrying value of $20.0 million, resulted in a gain of $1.3 million, at an average premium of 6.5% and one non-SBA loan with a net carrying value of $360 thousand, resulting in a gain of $56 thousand. This compares to two acquired non-SBA loans with a gain on sale of $920 thousand during the year ended December 31, 2021.

Income from bank-owned life insurance was $1.5 million during the year ended December 31, 2022, compared to $786 thousand during the prior year. The $704 thousand increase between periods was primarily due to higher death benefit income.

During the year ended December 31, 2022, we sold $23.3 million of low-yielding available-for-sale debt securities in order to redeploy the proceeds into higher-yielding securities, resulting in a loss of $994 thousand, compared to sales of $2.8 million in the prior year, resulting in a gain of $46 thousand.

During the year ended December 31, 2022, we recorded a $768 thousand loss on sale of a building and related fixed assets that were acquired as part of the BSCA acquisition in 2021; there was no comparable transaction in the prior year.

During the year ended December 31, 2021, as part of our commercial banking strategy, we completed the sale of three retail branches and recorded a gain on branch sale of $726 thousand. There was no corresponding transaction in 2022.

Noninterest Expense

The following table sets forth the various components of our noninterest expense for the periods indicated:

(dollars in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021
Salaries and employee benefits	$ 37,069	$ 34,883
Occupancy and equipment	6,210	5,522
Data processing and communications	4,609	4,111
Legal, audit and professional	2,597	1,678
Regulatory assessments	1,550	990
Director and shareholder expenses	946	636
Merger and related expenses	1,177	2,450
Core deposit intangible amortization	438	364
Litigation settlements, net	5,525	—
Other expenses	3,907	2,905
Total noninterest expense	$ 64,028	$ 53,539

Total noninterest expense during the year ended December 31, 2022 was $64.0 million, an increase of $10.5 million compared with total noninterest expense of $53.5 million in the prior year. The increase was primarily due to increases in salaries and benefits, occupancy and equipment, data processing and communications, and other expenses due, in part, to a full year of activity related to the acquisition of BSCA in 2021, and litigation settlements, net of $5.5 million, partially offset by a decrease in merger and related expenses.

The litigation settlements in 2022 were primarily related to a comprehensive settlement of all litigation with PacWest Bancorp and Pacific Western Bank. On August 23, 2022, the Company entered into a Confidential Settlement Agreement and Release (the "Settlement") to resolve a litigation matter filed in the Superior Court of California, under the caption *PacWest Bancorp, et al. v. David I. Rainer, et al. Los Angeles, Case No. 20STCV46002*. On December 1, 2020, PacWest Bancorp and Pacific Western Bank (collectively "PacWest") had filed a complaint against David I. Rainer, the Executive Chairman of the Company alleging Mr. Rainer had "raided" PacWest's clients and employees in violation of a consulting agreement and asserted causes of action against Mr. Rainer for breach of written contract and breach of the implied covenant of good faith and fair dealing. Over the next 18 months, PacWest amended its complaint multiple times to include the Company and additional officers as additional defendants, and to include additional causes of action. The Company, Mr. Rainer and all defendants asserted that the claims were without merit and subsequently filed a cross-complaint against PacWest and its Chariman, John Eggemeyer, for breach of contract, breach of the implied covenant of good faith and fair dealing, unfair competition, and declaratory relief. All parties subsequently agreed to the Settlement.

Salaries and employee benefits were $37.1 million during the year ended December 31, 2022, compared to $34.9 million during the prior year. The $2.2 million increase in salaries and benefits was due primarily to the full year impact of the BSCA acquisition and the expansion of our commercial banking strategy into Orange, Los Angeles and Ventura counties in late 2021 and early 2022, which was partially offset by an increase in deferred loan origination costs resulting from strong loan growth during 2022 and a decrease in stock compensation expense resulting from higher forfeitures in 2022 and accelerated stock compensation expenses of $2.4 million recorded in 2021 related to a preexisting employment contract for which there was no corresponding expense in 2022.

Occupancy and equipment expenses were $6.2 million during the year ended December 31, 2022, compared to $5.5 million in the prior year. The $688 thousand increase was due primarily to an increase in lease expenses resulting from new and renewed leases, and an increase in depreciation and maintenance expenses related to new leased locations.

Data processing and communications expenses were $4.6 million during the year ended December 31, 2022, compared to $4.1 million during the prior year. The $498 thousand increase in data processing was due primarily to higher software amortization for new and upgraded technology.

Legal, audit and professional expenses were $2.6 million during the year ended December 31, 2022, compared to $1.7 million during the prior year. The $919 thousand increase was due primarily to higher legal expense, higher audit and compliance costs related to expanded internal audit services and higher consulting expense to assist with employment searches and other advisory services to support our growth.

Regulatory assessments were $1.6 million during the year ended December 31, 2022, compared to $990 thousand during the prior year. The $560 thousand increase was due primarily from the increase in the total assets from organic growth and the BSCA acquisition.

Director and shareholder expenses were $946 thousand during the year ended December 31, 2022, compared to $636 thousand in the prior year. The $310 thousand increase was due primarily to the increase in directors' stock compensation expense resulting from a change in the directors' compensation program approved in early 2022.

Merger and related expenses were $1.2 million during the year ended December 31, 2022, compared to $2.5 million in the prior year. The $1.3 million decrease was due primarily to (i) a $569 thousand decrease related to the completion of the acquisition of BSCA, (ii) a $325 thousand decrease related to the completion of the core system conversion for the legacy bank, and (iii) a $228 thousand decrease related to three branch sales.

During the year ended December 31, 2022, we had settlements of certain legal matters and recognized aggregate net losses of $5.5 million. There was no similar activity in the prior year.

Other expenses were $3.9 million during the year ended December 31, 2022, compared to $2.9 million in the prior year. The $1.0 million increase was primarily due to an increase in sundry losses of $235 thousand related to an increase in customer fraud activities, an increase in insurance expense of $140 thousand and an increase in travel expense of $101 thousand. Other expense also included a $347 thousand loss on an early extinguishment of the junior subordinated debentures acquired from CalWest Bancorp in 2022, for which there was no corresponding transaction in the prior year.

Our efficiency ratio for the full year of 2022 was 70.0%, compared to 77.7% in 2021.

Income Taxes

Income tax expense during the year ended December 31, 2022 was $5.9 million, compared $3.5 million in the prior year. The effective rate was 26.7% during the year ended December 31, 2022, compared to 24.5% for the prior year. The increase in effective tax rate between periods was primarily due to lower tax benefits associated with share-based compensation arrangements, partially offset by a decrease in the tax impact of merger and related costs, higher tax benefits associated with bank owned life insurance ("BOLI") income and tax-exempt interest income.

For additional information, see Note 10 — *Income Taxes* of the Notes to Consolidated Financial Statements.

Financial Condition

Summary

Total assets at December 31, 2022 were $2.28 billion, an increase of $24.1 million from $2.26 billion at December 31, 2021. The increase in total assets was primarily related to a $111.0 million increase in debt securities and a $393.0 million increase in loans held for investment, partially offset by a $493.2 million decrease in cash and cash equivalents.

Total liabilities were $2.02 billion at December 31, 2022, an increase of $10.2 million from $2.01 billion at December 31, 2021. The increase in total liabilities was driven by a $47.4 million increase in borrowings, partially offset by a $41.2 million decrease in deposits. Shareholders' equity was $260.4 million at December 31, 2022, an increase of $13.8 million from $246.5 million at December 31, 2021. The increase in shareholders' equity was driven by net income generated during the year and share-based compensation activity, partially offset by net unrealized losses on available-for-sale debt securities during the period.

Debt Securities

Our debt securities portfolio consists of both held-to-maturity and available-for-sale securities aggregating $166.5 million and $55.6 million at December 31, 2022 and 2021, respectively. The $111.0 million increase during the year was primarily related to purchases of $155.4 million, partially offset by sales of $24.2 million, and principal reductions and amortization of discounts and premiums aggregating to $11.2 million, and fair value market adjustments of $9.0 million.

At December 31, 2022, debt securities held-to-maturity and available-for-sale represented 2.36% and 4.93%, respectively, of total assets, compared to 0% and 2.46%, respectively, at December 31, 2021. In 2022, we deployed excess liquidity through purchases of debt securities.

The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2022 were as follows:

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2022							
Taxable municipals	$	550	$	—	$	(105)	$ 445
Tax exempt bank-qualified municipals		53,396		—		(5,935)	47,461
	$	53,946	$	—	$	(6,040)	$ 47,906

The amortized cost of available-for-sale debt securities and their approximate fair values at December 31, were as follows:

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2022								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	27,029	$	—	$	(3,734)	$	23,295
SBA securities		7,988		16		(132)		7,872
U.S. Treasury		6,652		—		(700)		5,952
U.S. Agency		7,025		—		(842)		6,183
Collateralized mortgage obligations		47,778		20		(3,375)		44,423
Taxable municipal		4,403		36		(211)		4,228
Tax exempt bank-qualified municipals		20,777		163		(313)		20,627
	$	121,652	$	235	$	(9,307)	$	112,580
December 31, 2021								
U.S. government and agency securities:								
Mortgage-backed securities	$	17,419	$	10	$	(114)	$	17,315
SBA securities		11,421		37		(58)		11,400
U.S. Treasury		2,863		—		(82)		2,781
U.S. Agency		6,500		—		(21)		6,479
Collateralized mortgage obligations		10,398		12		(122)		10,288
Taxable municipals		5,314		228		(20)		5,522
Tax exempt bank-qualified municipals		1,706		76		—		1,782
	$	55,621	$	363	$	(417)	$	55,567

At December 31, 2022, net unrealized holding losses for available-for-sale debt securities were $9.1 million, an increase of $9.0 million from $54 thousand at December 31, 2021. When market interest rates increase, bond prices tend to fall and, consequently, the fair value of our securities may also decrease. Increases in longer-term market interest rates during 2022 have resulted in higher net unrealized losses in our debt securities. There may be further net unrealized losses on our debt securities classified as available–for-sale, which would negatively affect our total and tangible shareholders' equity.

At December 31, 2022, 88 available-for-sale debt securities with an amortized cost basis and fair value of $106.3 million and $97.0 million, respectively, had unrealized holding losses. Of these debt securities, 43 with an amortized cost basis and fair value of $35.2 million and $30.2 million, respectively, have had unrealized holding losses for longer than twelve months. As of December 31, 2022, we did not have the current intent to sell these available-for-sale debt securities with a fair value below amortized cost, and it is more likely than not that we will not be required to sell such securities prior to the recovery of their amortized cost basis. At December 31, 2022, the total fair value of taxable municipal and tax exempt bank-qualified municipal securities was $4.2 million, and $20.6 million, respectively. At December 31, 2022, these securities were all rated AA and above.

The amortized cost, estimated fair value and weighted average yield of held-to-maturity and available-for-sale debt securities as of December 31, 2022 are presented below by contractual maturities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity			Available-for-Sale		
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield [1]	Amortized Cost	Estimated Fair Value	Weighted Average Yield [1]
Due in one year or less	$ —	$ —	— %	$ 1,638	$ 1,616	3.18 %
Due after one year through five years	—	—	— %	20,232	19,034	2.21 %
Due after five years through ten years	6,965	6,441	2.35 %	25,168	22,096	2.28 %
Due after ten years	46,981	41,465	2.26 %	74,614	69,834	3.14 %
	$ 53,946	$ 47,906	2.27 %	$ 121,652	$ 112,580	2.81 %

(1) Weighted average yields are computed based on the amortized cost of the individual underlying securities.

Loans Held for Sale

Loans held for sale consist of SBA 7(a) loans originated and held for sale in the secondary market. At December 31, 2022, loans held for sale totaled $9.0 million, compared to no loans held for sale at December 31, 2021.

During the year ended December 31, 2022, we originated $28.5 million of SBA 7(a) loans. During the year ended December 31, 2022, loan sales related to 17 SBA loans with a net carrying value of $20.0 million, resulted in a gain of $1.3 million, at an average premium of 6.5% and one non-SBA loan with a net carrying value of $360 thousand, resulting in a gain of $56 thousand. This compares to two acquired non-SBA loans with a gain on sale of $920 thousand during the year ended December 31, 2021.

Loans

The composition of our loan portfolio at December 31, 2022 and 2021 was as follows:

(dollars in thousands)	2022	2021
Construction and land development	$ 239,067	$ 77,629
Real estate - other:		
1-4 family residential	144,322	133,993
Multifamily residential	218,606	175,751
Commercial real estate and other	958,676	766,824
Commercial and industrial[1]	331,644	349,023
Consumer	5,458	1,528
Loans[2]	1,897,773	1,504,748
Allowance for loan losses	(17,099)	(11,657)
Net loans	$ 1,880,674	$ 1,493,091

(1) Includes PPP loans with total outstanding principal of $3.6 million and $60.3 million and net unearned fees of $76 thousand and $1.6 million at December 31, 2022 and 2021.
(2) Loans held for investment includes net unearned fees of $3.3 million and $2.8 million and net unearned discount of $1.8 million and $2.8 million at December 31, 2022 and 2021.

Total loans held for investment were $1.90 billion, or 83.1% of total assets, at December 31, 2022, an increase of $393.0 million from $1.50 billion, or 66.6% of total assets, at December 31, 2021. During the year ended December 31, 2022, we were able to deploy excess liquidity into our loan portfolio.

Loans secured by real estate, defined as construction and land development loans and real estate - other loans, increased by $406.5 million to $1.56 billion at December 31, 2022. The increase in loans secured by real estate was primarily driven by a $161.4 million increase in construction and land development loans, a $42.9 million increase in multifamily residential loans, and a $191.9 million increase in CRE and other loans.

Commercial and industrial loans were $331.6 million at December 31, 2022, a decrease of $17.4 million from $349.0 million at December 31, 2021. The decrease in C&I loans was primarily attributable to forgiveness and paydowns of $55.2 million of SBA PPP loans during the year, partially offset by portfolio growth. At December 31, 2022, there were $3.5 million of SBA PPP loans outstanding, net of unearned fees.

Loan Maturities

The following table sets forth the amounts of gross loans, by maturity, at December 31, 2022:

	December 31, 2022				
(dollars in thousands)	Due in One Year or Less	Due after One Year through Five Years	Due after Five Years through Fifteen Years	Due after Fifteen Years	Total
Construction and land development	$ 83,167	$ 145,976	$ 9,924	$ —	$ 239,067
Real estate:					
1-4 family residential	23,689	44,637	45,854	30,142	144,322
Multifamily residential	3,530	94,628	97,449	22,999	218,606
Commercial real estate and other	18,141	239,178	614,294	87,063	958,676
Commercial and industrial	115,332	156,389	59,919	4	331,644
Consumer	610	4,204	635	9	5,458
	$ 244,469	$ 685,012	$ 828,075	$ 140,217	$ 1,897,773

The following table sets forth the amounts of gross loans, due after one year, presented by fixed or floating interest rates at December 31, 2022:

(dollars in thousands)	December 31, 2022		
	Fixed Rate	Floating Rate	Total
Construction and land development	$ 61,836	$ 94,064	$ 155,900
Real estate:			
1-4 family residential	36,085	84,548	120,633
Multifamily residential	96,351	118,725	215,076
Commercial real estate and other	354,363	586,172	940,535
Commercial and industrial	85,629	130,683	216,312
Consumer	853	3,995	4,848
	$ 635,117	$ 1,018,187	$ 1,653,304

Delinquent Loans

There were no loans past due at December 31, 2022. A summary of past due loans as of December 31, 2021 follows:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due
December 31, 2021				
Construction and land development	$ —	$ —	$ —	$ —
Real estate:				
1-4 family residential	—	569	—	569
Multifamily residential	—	—	—	—
Commercial real estate and other	—	—	—	—
Commercial and industrial	—	477	—	477
Consumer	—	—	—	—
	$ —	$ 1,046	$ —	$ 1,046

The $1.0 million decrease in total past due loans during the year ended December 31, 2022 was due to the payoffs of a $569 thousand 1-4 family residential loan and the migration back to accrual of a $477 thousand C&Il loan.

Non-performing Assets

We do not have any Troubled Debt Restructurings ("TDRs")as of December 31, 2022 and 2021. Nonperforming assets consist of loans on which we have ceased accruing interest (nonaccrual loans), Other Real Estate Owned ("OREO"), and other repossessed assets owned. Nonaccrual loans consist of all loans 90 days or more past due and on loans where, in the opinion of management, there is reasonable doubt as to the collection of principal and interest.

The following table presents a summary of nonperforming assets, along with corresponding nonperforming asset ratios, as of December 31, 2022 and 2021:

(dollars in thousands)	2022	2021
Nonaccrual loans:		
Construction and land development	$ —	$ —
Real estate - other:		
1-4 family residential	39	68
Multifamily residential	—	—
Commercial real estate and other	2	675
Commercial and industrial	—	58
Consumer	—	8
Total nonaccrual loans	41	809
Loans past due over 90 days or more and still on accrual	—	—
Total nonperforming loans	41	809
Other real estate owned	—	—
Total nonperforming assets	$ 41	$ 809
Allowance for loan losses to total loans	0.90 %	0.77 %
Nonaccrual loans to total loans	0.00 %	0.05 %
Allowance for loan losses to nonaccrual loans	417.05x	14.41x
Nonperforming assets to total assets	0.00 %	0.04 %

Total non-performing assets decreased to $41 thousand or 0.002% of total assets at December 31, 2022, compared to $809 thousand or 0.04% of total assets at December 31, 2021. The decrease during the year ended December 31, 2022 was attributable to a $768 thousand decrease in nonaccrual loans.

At December 31, 2022, nonaccrual loans were $41 thousand or 0.002% of total loans, compared to $809 thousand or 0.05% at December 31, 2021. The decrease from December 31, 2021 was due primarily to $721 thousand in payoffs, note sale and charge-offs, partially offset by $9 thousand from one loan downgraded to nonaccrual during the year.

Allowance for Loan Losses

The following table presents a summary of the ALL, by loan class, along with the corresponding percentage of each loan class to total loans as of December 31:

| | | December 31, 2022 | | December 31, 2021 |
| | | | | | |
(dollars in thousands)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Construction and land development	$ 2,301	12.6 %	$ 666	5.2 %
Real estate:				
1-4 family residential	972	7.6 %	897	8.9 %
Multifamily residential	1,331	11.5 %	1,124	11.7 %
Commercial real estate and other	9,388	50.5 %	6,420	51.0 %
Commercial and industrial	3,079	17.5 %	2,548	23.2 %
Consumer	28	0.3 %	2	— %
	$ 17,099	100.0 %	$ 11,657	100.0 %

At December 31, 2022 and 2021, our ratio of ALL to total loans was 0.90% and 0.77%, respectively.

The following table presents a summary of the changes in the ALL for the years ended December 31 follows:

(dollars in thousands)	2022	2021
Balance, beginning of year	$ 11,657	$ 10,255
Provision for loan losses	5,450	1,200
Charge-offs	(21)	—
Recoveries	13	202
Net (charge-offs) recoveries	(8)	202
Balance, end of year	$ 17,099	$ 11,657

The following table presents net (charge-offs) recoveries, average loans and net (charge-offs) recoveries as a percentage of average loans for the periods indicated:

| | Year Ended December 31, 2022 | | | Year Ended December 31, 2021 | | |
(dollars in thousands)	Net (Charge-off) Recovery	Average Loans	(Charge-off) Recovery Ratio	Amount	Average Loans	(Charge-off) Recovery Ratio
Construction and land development	$ —	$ 147,423	— %	$ —	$ 38,123	— %
Real estate:						
1-4 family residential	—	134,844	— %	18	109,221	0.02 %
Multifamily residential	—	187,145	— %	—	124,719	— %
Commercial real estate and other	—	920,868	— %	3	530,037	— %
Commercial and industrial	(8)	326,424	0.00 %	177	549,567	0.03 %
Consumer	—	3,856	— %	4	4,099	0.10 %
	$ (8)	$ 1,720,560	0.00 %	$ 202	$ 1,355,766	0.01 %

Net charge-offs increased to $8 thousand, or 0.00% of average loans for the year ended December 31, 2022 from net recoveries of $202 thousand, or 0.01% of average loans for the year ended December 31, 2021. The increase was primarily due to loan payoffs. During 2022, one loan was partially charged-off in the first half of the year and started receiving recoveries in the fourth quarter.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

We also maintain a separate allowance for off-balance sheet commitments, which is included in accrued interest and other liabilities in our consolidated balance sheets. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance sheet commitments totaled $1.3 million and $804 thousand at December 31, 2022 and 2021, respectively. The change in the allowance for off-balance sheet commitments between periods was the result of increases in unfunded commitments between periods due to loan growth. During the years ended December 31, 2022 and 2021, we recognized a provision for credit losses on off-balance sheet commitments of $506 thousand and $600 thousand, respectively.

Servicing Asset and Loan Servicing Portfolio

We sell loans in the secondary market and, for certain loans, retain the servicing responsibility. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. We receive servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan; the servicing asset is initially recognized at fair value based on the present value of the estimated future net servicing income, incorporating assumptions that market participants would use in their estimates of fair value. The risks inherent in the SBA servicing asset relates primarily to changes in prepayments that result from shifts in interest rates and a reduction in the estimated future cash flows. The servicing asset activity includes additions from loan sales with servicing retained and acquired servicing rights and reductions from amortization as the serviced loans are repaid and servicing fees are earned. Loans serviced for others totaled $59.4 million and $29.6 million at December 31, 2022 and 2021, respectively. This includes SBA loans serviced for others of $30.3 million at December 31, 2022 and $17.9 million at December 31, 2021 for which there was a related servicing asset of $514 thousand and $170 thousand, respectively. The fair value of the servicing asset approximated its carrying value at December 31, 2022. Consideration for each SBA loan sale includes the cash received and the fair value of the related servicing asset. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2022 included a weighted average discount rate of 19.1% and a weighted average prepayment speed assumption of 17.0%.

Goodwill and Core Deposit Intangibles

Goodwill totaled $37.8 million and $36.8 million at December 31, 2022 and 2021, respectively. The $1.0 million increase in goodwill during the year ended December 31, 2022 was the result of finalizing our allocation of purchase consideration to the net assets acquired from BSCA on October 1, 2021.

Core deposit intangibles totaled $1.6 million and $2.0 million at December 31, 2022 and 2021, respectively. The $438 thousand decrease in core deposit intangibles between periods was the result of amortization during the period. At December 31, 2022, core deposit intangibles had a weighted average remaining amortization period of 7 years.

Refer to Note 2 - *Business Combinations* and Note 7 - *Goodwill and Other Intangible Assets* of the Notes to Consolidated Financial Statements for more information regarding business combinations and related activity.

Deposits

The following table presents the composition of deposits, and related percentage of total deposits, as of December 31, 2022:

		December 31, 2022			December 31, 2021	
(dollars in thousands)		Amount	Percentage of Total Deposits		Amount	Percentage of Total Deposits
Noninterest-bearing demand	$	923,899	47.8 %	$	986,935	50.0 %
Interest-bearing NOW accounts		209,625	10.9 %		193,525	9.8 %
Money market and savings accounts		668,602	34.6 %		690,348	35.0 %
Time deposits		129,779	6.7 %		102,290	5.2 %
Total deposits	$	1,931,905	100.0 %	$	1,973,098	100.0 %

Total deposits were $1.93 billion at December 31, 2022, a decrease of $41.2 million from $1.97 billion at December 31, 2021. The decrease in total deposits was primarily driven by a $63.0 million decrease in noninterest-bearing demand deposits to $923.9 million and a $21.7 million decrease in money market and savings accounts at December 31, 2022 partially offset by increases of $16.1 million and $27.5 million in interest-bearing NOW accounts and time deposits, respectively.

At December 31, 2022, noninterest-bearing demand deposits represented 47.8% of total deposits, compared to 50.0% in the prior year. At December 31, 2022 and 2021, total deposits exceeding FDIC insured limits were $1.19 billion and $860.8 million, respectively.

The following table sets forth the average balance of deposit accounts and the weighted average rates paid for the periods indicated:

		For the Year Ended December 31,				
		2022			2021	
(dollars in thousands)		Amount	Average Rate Paid		Amount	Average Rate Paid
Noninterest-bearing demand	$	1,006,795	— %	$	783,754	— %
Interest-bearing NOW accounts		211,075	0.15 %		135,765	0.15 %
Money market and savings accounts		690,830	0.50 %		589,384	0.19 %
Time deposits		100,746	0.79 %		105,101	0.70 %
Total deposits	$	2,009,446	0.23 %	$	1,614,004	0.13 %

The increase in the weighted average rate on deposits was primarily due to increases in market interest rates during the year ended December 31, 2022. Beginning in March 2022 through December 2022, the Federal Reserve's Federal Open Market Committee has raised the target Fed fund rate by 425 basis points. The following table sets forth the maturities of time deposits at December 31, 2022:

				December 31, 2022					
(dollars in thousands)		Three Months of Less		Over Three Months through Six Months		Over Six Months through Twelve Months		Over Twelve Months	Total
Time deposits in amounts of $250,000 or less	$	9,166	$	11,025	$	8,795	$	16,236	$ 45,222
Time deposits in amounts over $250,000		67,177		7,031		10,018		331	84,557
Total time deposits	$	76,343	$	18,056	$	18,813	$	16,567	$ 129,779

Borrowings

Total borrowings increased $47.4 million to $67.8 million at December 31, 2022 from $20.4 million at December 31, 2021. The increase was primarily attributable to a $50.0 million increase in overnight borrowings, offset by a $2.7 million decrease from the early redemption of junior subordinated debentures in June 2022 (refer to Note 9 - *Borrowing Arrangements* of the Notes to Consolidated Financial Statements). In connection with the early redemption of the junior subordinated debentures, we recorded a loss of $347 thousand which is included in other expenses in the consolidated statements of income for the year ended December 31, 2022.

A summary of outstanding borrowings, and related information, as of December 31 follows:

(dollars in thousands)		2022		2021
FHLB Advances				
Outstanding balance	$	50,000	$	—
Weighted average interest rate, end of period		4.65 %		— %
Average balance outstanding	$	932	$	5,170
Weighted average interest rate during year		4.61 %		0.48 %
Maximum amount outstanding at any month-end during the year	$	50,000	$	10,000
Federal Reserve Discount Window				
Outstanding balance	$	—	$	—
Weighted average interest rate, end of period		— %		— %
Average balance outstanding	$	—	$	—
Weighted average interest rate during year		— %		— %
Maximum amount outstanding at any month-end during the year	$	—	$	—
Federal Reserve PPP Liquidity Facility				
Outstanding balance	$	—	$	—
Weighted average interest rate, end of period		— %		— %
Average balance outstanding	$	—	$	17,150
Weighted average interest rate during year		— %		0.35 %
Maximum amount outstanding at any month-end during the year	$	—	$	54,663
Subordinated Notes				
Outstanding balance	$	17,770	$	17,675
Weighted average interest rate, end of period		5.50 %		5.50 %
Average balance outstanding[(1)]	$	17,723	$	17,628
Weighted average interest rate during year[(2)]		6.13 %		6.14 %
Maximum amount outstanding at any month-end during the year	$	17,770	$	17,675
Junior Subordinated Debentures				
Outstanding balance	$	—	$	2,734
Weighted average interest rate, end of period		— %		3.02 %
Average balance outstanding[(3)]	$	1,239	$	2,718
Weighted average interest rate during year[(4)]		5.65 %		5.15 %
Maximum amount outstanding at any month-end during the year	$	2,746	$	2,734

(1)   *Average balance outstanding includes average net unamortized issuance costs for the periods presented.*
(2)   *Weighted average interest rate includes issuance costs for the periods presented.*
(3)   *Average balance outstanding includes average acquisition-related discounts for the periods presented.*
(4)   *Weighted average interest rate includes amortization of acquisition-related discounts for the periods presented.*

<u>Shareholders' Equity</u>

Total shareholders' equity was $260.4 million at December 31, 2022, compared to $246.5 million at December 31, 2021. The $13.8 million increase between periods was primarily due to net income of $16.1 million, stock-based compensation expense of $3.7 million and stock options exercised of $1.0 million, partially offset by unrealized losses on debt securities available-for-sale of $6.4 million.

Tangible book value per common share at December 31, 2022, was $12.32, compared with $11.73 at December 31, 2021. The $0.59 increase in tangible book value per common share was primarily the result of net income generated during the year, partially offset by the decrease in the other comprehensive loss related to unrealized losses, net of taxes on available-for-sale securities, the balance of which was $6.4 million at December 31, 2022, compared to $38 thousand at December 31, 2021. Tangible book value per common share is also impacted by certain other items, including stock-based compensation expense, the impact of business combinations (at related purchase accounting adjustments), amortization of intangibles, and share changes resulting from share-based compensation results.

The Bank's leverage capital ratio and total risk-based capital ratio were 10.62% and 11.97%, respectively, at December 31, 2022.

Liquidity and Market Risk Management

<u>Liquidity</u>

Liquidity is a measure of our ability to meet our cash flow requirements, including inflows and outflows of cash for depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs. Several factors influence our liquidity needs, including depositor and borrower activity, interest rate trends, changes in the economy, maturities, re-pricing and interest rate sensitivity of our debt securities, loan portfolio and deposits. We attempt to maintain a total liquidity ratio (liquid assets, including cash and due from banks, federal funds sold, fully disbursed loans held for sale, investments maturing one year or less, and available-for-sale debt securities not pledged as collateral expressed as a percentage of total deposits) above approximately 10.0%. Our total liquidity ratios were 10.5% at December 31, 2022 and 31.7% at December 31, 2021. During the year ended December 31, 2022, we deployed our excess liquidity into higher yielding assets and loan fundings from strong organic loan growth.

For additional information regarding our operating, investing, and financing cash flows, see *"Consolidated Statements of Cash Flows"* in our audited consolidated financial statements.

Bank of Southern California, N.A.

The Bank's primary sources of liquidity are derived from deposits from customers, principal and interest payments on loans and debt securities, FHLB advances and other borrowings. The Bank's primary uses of liquidity include customer withdrawals of deposits, extensions of credit to borrowers, operating expenses, and repayment of FHLB advances and other borrowings. While maturities and scheduled amortization of loans and debt securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition.

At December 31, 2022, we had a secured line of credit of $442.9 million from the FHLB, of which $374.4 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans. and is subject to us providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2022, we had pledged qualifying loans with an unpaid principal balance of $834.7 million for this line. In addition, at December 31, 2022, we used $18.5 million of our secured FHLB borrowing capacity by having the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies.

At December 31, 2022, we had credit availability of $11.3 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2022, we had pledged qualifying loans with a book value of $12.7 million as collateral through the Borrower-in-Custody ("BIC") program. We had no discount window borrowings at December 31, 2022 or 2021.

We have three overnight unsecured credit lines from correspondent banks totaling $75.0 million. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2022 and 2021.

Southern California Bancorp

The primary sources of liquidity of the Company, on a stand-alone holding company basis, are derived from dividends from the Bank, borrowings, and its ability to issue debt and raise capital. The Company's primary uses of liquidity are operating expenses and payments of interest and principal on borrowings.

On May 28, 2020, we issued $18 million of 5.50% Fixed-to-Floating Rate Subordinated Notes Due 2030 (the "Notes"). The Notes which mature March 25, 2030 accrue interest at a fixed rate of 5.50% through the fixed rate period to March 26, 2025, after which interest accrues at a floating rate of 90-day SOFR plus 350 basis points, until maturity, unless redeemed early, at our option, after the end of the fixed rate period. Issuance costs of $475 thousand were incurred and are being amortized over the first 5-year fixed term of the Notes; unamortized issuance costs at December 31, 2022 and 2021, were $230 thousand and $325 thousand, respectively. The net unamortized issuance costs are netted against the balance and recorded in the borrowings in the consolidated balance sheets. The amortization expenses are recorded in interest expense on the consolidated statements of income. At December 31, 2022, we were in compliance with all covenants and terms of the Notes.

In the acquisition of CalWest Bancorp in 2020, we assumed $3.1 million of junior subordinated deferrable interest debentures (the "Junior Subordinated Debentures") which were issued to CalWest Statutory Trust I (the "Trust"). The Junior Subordinated Debentures were scheduled to mature on September 17, 2033, and accrued interest at three-month LIBOR plus 2.95%. We also acquired a 3% common interest in the Trust, which was comprised of mandatorily redeemable preferred securities. At acquisition, the Junior Subordinated Debentures were valued at a premium of $408 thousand which was included in the initial carrying value, and was being amortized over the remaining term of the borrowing. In June of 2022, we fully redeemed the Junior Subordinated Debentures before the maturity date. We recorded a loss of $347 thousand related to the unamortized premium at the time of early redemption in the other expenses of the consolidated statements of income for the year ended December 31, 2022.

At December 31, 2022, consolidated cash and cash equivalents totaled $86.8 million, a decrease of $493.2 million from $580.0 million at December 31, 2021. The decrease in cash and cash equivalents is the result of $13.4 million in net cash provided by operating cash flows, $512.7 million net cash used in investing cash flows and $6.1 million of net cash flows provided by financing cash flows.

Our operating cash flows are comprised of net income, adjusted for certain non-cash transactions, including but not limited to, depreciation and amortization, provision for loan losses, loans originated for sale and related gains (losses) and proceeds from sales, stock-based compensation, and amortization of net deferred loan costs and premiums. Net cash flows from operating cash flows were $13.4 million for the year ended December 31, 2022, compared to $19.7 million in the prior year. The $6.3 million decrease was primarily due to a $7.1 million increase in net cash used in the origination and sale of loans for sale.

Our investing cash flows are primarily comprised of cash inflows and outflows from our debt securities and loan portfolios, net cash used for business combinations, and to a lesser extent, purchases of stock investments, purchases and proceeds from bank-owned life insurance, and capital expenditures. Net cash used in investing activities was $512.7 million for the year ended December 31, 2022, compared to net cash provided by investing activities of $8.5 million in the prior year. The $521.2 million decrease in cash provided by investing activities was primarily due to increases in net loan fundings of $396.7 million, an increase in net investment securities purchased of $104.0 million, and lower cash acquired in business combinations of $115.4 million, partially offset by cash transferred for branch sale of $81.5 million.

Our financing cash flows are primarily comprised of inflows and outflows of deposits, borrowing activity, proceeds from the issuance of common shares, and to a lesser extent, repurchases of common shares and cash flows from share-based compensation arrangements. Net cash provided by financing activities was $6.1 million for the year ended December 31, 2022, compared to $301.0 million in the prior year. The $294.9 million decrease in financing cash flows was primarily due to a $559.7 million decrease in deposit cash flows, partially offset by a $260.8 million increase in borrowing-related cash flows from lower repayment activity in 2022.

We believe that our liquidity sources are stable and are adequate to meet our day-to-day cash flow requirements as of December 31, 2022.

Commitments and Contractual Obligations

The following table presents information regarding our outstanding commitments and contractual obligations as of December 31, 2022:

(Dollars in thousands)	Less than One Year		One Year to Three Years		Over Three Years to Five Years		More than Five Years		Total	
Commitments to extend credit	$	245,999	$	80	$	294,255	$	56,015	$	596,349
Letters of credit issued to customers		3,950		555		289		—		4,794
Total commitments	$	249,949	$	635	$	294,544	$	56,015	$	601,143
FHLB advances	$	50,000	$	—	$	—	$	—	$	50,000
Subordinated notes		—		—		—		17,770		17,770
Certificates of deposit		113,212		12,482		4,085		—		129,779
Lease obligations		2,755		4,428		3,095		2,971		13,249
Total contractual obligations	$	165,967	$	16,910	$	7,180	$	20,741	$	210,798

At December 31, 2022, we also had unfunded commitments of $6.0 million for investments in other limited partnership investments.

Regulatory Capital

Bank of Southern California, N.A. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Banks considered to be "adequately capitalized" are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be "well capitalized" must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2022 and 2021, the Bank's regulatory capital ratios exceeded the regulatory capital requirements and the Bank is considered to be "well capitalized" under the regulatory framework for prompt corrective action (PCA). There are no changes to the Bank's categories since December 31, 2022.

Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements to which it is subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2022. At December 31, 2022, the Bank was in compliance with the capital conservation buffer requirements. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Bank's actual capital amounts and ratios:

| | | | Amount of Capital Required | | | |
| | Actual | | To be Adequately Capitalized | | To be Well-Capitalized under PCA Provisions | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:						
Total Capital (to Risk-Weighted Assets)	$ 260,788	11.97%	$ 174,256	8.0%	$ 217,820	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	242,379	11.13%	130,692	6.0%	174,256	8.0%
CET1 Capital (to Risk-Weighted Assets)	242,379	11.13%	98,019	4.5%	141,583	6.5%
Tier 1 Capital (to Average Assets)	242,379	10.62%	91,297	4.0%	114,122	5.0%

(dollars in thousands)	Actual Amount	Ratio	Amount of Capital Required			
			To be Adequately Capitalized		To be Well-Capitalized under PCA Provisions	
			Amount	Ratio	Amount	Ratio
As of December 31, 2021:						
Total Capital (to Risk-Weighted Assets)	$ 237,478	14.99%	$ 126,728	8.0%	$ 158,411	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	225,017	14.20%	95,046	6.0%	126,728	8.0%
CET1 Capital (to Risk-Weighted Assets)	225,017	14.20%	71,285	4.5%	102,967	6.5%
Tier 1 Capital (to Average Assets)	225,017	9.98%	90,153	4.0%	112,691	5.0%

Southern California Bancorp. At December 31, 2022 and 2021, we qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, we are not subject to consolidated capital rules at the bank holding company level.

Dividend Restrictions

The primary source of funds for the Company is dividends from the Bank. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank's primary banking regulator, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank's retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank also is prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). Federal bank regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

During the year ended December 31, 2022, the Bank paid dividends to the Company of $3.0 million. The Bank did not pay dividends to the Company during the year ended December 31, 2021.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

During the years ended December 31, 2022 and 2021, there were no dividends declared to shareholders by the Company.

Interest Rate Risk Management

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. Our primary market risk is interest rate risk, which is the risk of loss of net interest income or net interest margin resulting from changes in market interest rates.

Interest Rate Risk

Interest rate risk results from the following risks:

- Repricing risk — timing differences in the repricing and maturity of interest-earning assets and interest-bearing liabilities;

- Option risk — changes in the expected maturities of assets and liabilities, such as borrowers' ability to prepay loans at any time and depositors' ability to redeem certificates of deposit before maturity;

- Yield curve risk — changes in the yield curve where interest rates increase or decrease in a nonparallel fashion; and

- Basis risk — changes in spread relationships between different yield curves, such as U.S. Treasuries, U.S. Prime Rate, SOFR, and LIBOR.

Because our earnings are primarily dependent on our ability to generate net interest income, we focus on actively monitoring and managing the effects of adverse changes in interest rates on our net interest income. Our interest rate risk is overseen by our management Asset Liability Committee ("ALCO"). ALCO monitors our compliance with regulatory guidance in the formulation and implementation of our interest rate risk program. ALCO reviews the results of our interest rate risk modeling quarterly to assess whether we have appropriately measured our interest rate risk, mitigated our exposures appropriately and any residual risk is acceptable. In addition to our annual review of this policy, our Board of Directors explicitly reviews the interest rate risk policy limits at least annually.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints. Changes in interest rates may result in interest-earning assets and interest-bearing liabilities maturing or repricing at different times, on a different basis or in unequal amounts. In addition, it is not uncommon for rates on certain assets or liabilities to lag behind changes in the market rates of interest. Additionally, prepayments of loans and early withdrawals of certificates of deposit could cause interest sensitivities to vary.

Our interest rate risk exposure is measured and monitored through various risk management tools, including a simulation model that performs interest rate sensitivity analysis under multiple scenarios. The simulation model is based on the actual maturities and re-pricing characteristics of the Bank's interest-rate sensitive assets and liabilities. The simulated interest rate scenarios include an instantaneous parallel shift in the yield curve. In order to model and evaluate interest rate risk, we use two approaches: Net Interest Income at Risk ("NII at Risk"), and Economic Value of Equity ("EVE"). Under NII at Risk, the impact on net interest income from changes in interest rates on interest-earning assets and interest-bearing liabilities is modeled over the next 12 months from immediate and sustained changes in interest rates utilizing various assumptions for assets and liabilities. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

The following table presents the projected changes in NII at Risk and EVE that would occur upon an immediate change in interest rates based on independent analysis, but without giving effect to any steps that management might take to counteract that change at December 31, 2022 and December 31, 2021:

	Change in Interest Rates in Basis Points (bps)					
	Market Value of Equity			Net Interest Income (NII)		
(Dollars in thousands)	Amount	Change ($)	Change (%)	Amount	Change ($)	Change (%)
December 31, 2022						
+300bps	$ 509.4	$ 55.3	12.2 %	$ 103.8	$ (1.1)	(1.0)%
+200bps	498.2	44.1	9.7 %	104.2	(0.7)	(0.7)%
+100bps	480.7	26.6	5.9 %	104.7	(0.2)	(0.2)%
Base case	454.1			104.9		
-100bps	411.6	(42.5)	(9.4)%	101.4	(3.5)	(3.3)%
-200bps	341.9	(112.2)	(24.7)%	97.4	(7.5)	(7.1)%
December 31, 2021						
+300bps	$ 435.6	$ 144.5	49.6 %	$ 81.3	$ 18.7	29.9 %
+200bps	406.9	115.8	39.8 %	75.7	13.1	20.8 %
+100bps	363.7	72.6	24.9 %	67.6	5.0	8.0 %
Base case	291.1			62.6		
-100bps	178.3	(112.8)	(38.7)%	61.8	(0.8)	(1.3)%
-200bps	73.2	(217.9)	(74.9)%	61.8	(0.8)	(1.3)%

December 31, 2022

The modeled NII results at December 31, 2022 indicate the Bank would sustain a moderate decrease in net interest income if interest rates declined due primarily to adjustable-rate loans repricing lower at a faster pace than the decline in deposit rates. In a rising rate environment, our NII results indicated there would be a slight decrease in net interest income if interest rates were to increase due primarily to the pace of deposits repricing consistent with or slightly higher than adjustable-rate loans. The decrease in NII in a rising rate environment is attributed to the higher interest rate environment and increasing liquidity and deposit pressure in the banking industry. EVE results at December 31, 2022 indicate the Bank would benefit from an increase in interest rates and would be adversely impacted by a decrease in interest rates. The results of these analyses do not contemplate all of the actions that we may undertake in response to changes in interest rates. In response to actual or anticipated changes in interest rates, we have various alternatives for managing and reducing exposure such as using FHLB Advances and/or certain derivatives such as swaps to align maturities and repricing terms. managing the percentage of fixed rate loans in our portfolio, managing the level of investments and duration of investment securities and managing our deposit relationships.

December 31, 2021

The modeled NII and EVE results at December 31, 2021 indicated the Bank would sustain a significant increase in net interest income and EVE if interest rates increased and a slight decrease in net interest income and a significant decrease in EVE if interest rates decreased. This asset-liability mismatch in the EVE results was attributed to the lower interest rate environment and higher levels of liquidity in the banking system. The Bank had approximately 26% of assets being held in cash and cash equivalents at December 31, 2021 as compared to 4% at December 31, 2022. Cash and cash equivalents reprice immediately and therefore are more sensitive to interest rate changes. The significant decrease in cash and cash equivalents in 2022 was a result of the Bank's strategy to deploy available liquidity into higher yielding debt securities and loans during the year. The impact of this strategy was to reduce volatility and to reduce the mismatch between assets and liabilities.

The projected changes are forecasts based on estimates of historical behavior and assumptions that may change over time and may turn out to be different. Factors affecting our estimates and assumptions include, but are not limited to competitor behavior, economic conditions both locally and nationally, actions taken by the Federal Reserve, customer behavior and our management's responses. Changes that vary significantly from our assumptions and estimates significantly affect our earnings and EVE.

In addition to management ALCO, the Directors Loan Committee ("DLC Committee") of the Board, the Audit and Risk Committee ("ARC Committee") of the Board, as well as the Company's Chief Risk Officer are all responsible for the "risk management framework" of the Company. Both ALCO and DLC meet monthly and the ARC Committee meets eight times a year, with the authority to convene additional meetings, as circumstances require.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Southern California Bancorp and Subsidiary
San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Southern California Bancorp and Subsidiary (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

As discussed in Note 4 to the Company's consolidated financial statements, the Company has a gross loan portfolio of $1.9 billion and related allowance for loan losses of $17.1 million as of December 31, 2022. The Company's allowance for loan losses is a material and complex estimate requiring significant management judgment in the evaluation of the credit quality and the estimation of inherent losses within the loan portfolio. The allowance for loan losses includes a general reserve which is determined based on the results of a quantitative and a qualitative analysis of all loans not measured for impairment at the reporting date.

The Company's general reserves cover non-impaired loans and are based on historical loss rates for each portfolio. In calculating the allowance for loan losses, the Company considers relevant credit quality indicators for each loan segment, stratifies loans by risk rating, and estimates losses for each loan type based upon their nature and risk profile. This process requires significant management judgment in the review of the loan portfolio and assignment of risk ratings based upon the characteristics of loans. In addition, estimation of losses inherent within the portfolio requires significant management judgment, particularly where the Company has not incurred sufficient historical losses and has utilized industry data in forming its estimate.

Auditing these complex judgments and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

- Gaining an understanding of the design, implementation and operating effectiveness of controls relating to management's timely identification of problem loans, appropriate application of loan rating policy, consistency of application of accounting policies and appropriateness of assumptions used in the allowance for loan losses calculation.

- Evaluating the reasonableness of assumptions and sources of data used by management in forming historical loss factors by performing a retrospective review of loan loss experience and analyzing the historical data used in developing the assumptions.

- Evaluating the appropriateness of inputs and factors that the Company used in forming the qualitative loss factors and assessing whether such inputs and factors were relevant, reliable, and reasonable for the purpose used. We also evaluated the period-to-period consistency with which qualitative loss factors are determined and applied.

- Testing the mathematical accuracy and computation of the allowance for loan losses.

Eide Bailly LLP

We have served as the Company's auditor since 2019. Vavrinek, Trine, Day & Co., LLP, who joined Eide Bailly LLP in 2019, had served as the Company's auditor since 2007.

Laguna Hills, California
March 1, 2023

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

(dollars in thousands, except share data)

	December 31	
	2022	**2021**
ASSETS		
Cash and due from banks	$ 60,295	$ 22,435
Federal funds and interest-bearing balances	26,465	557,571
Total cash and cash equivalents	86,760	580,006
Debt securities available for sale	112,580	55,567
Debt securities held to maturity (fair value of $47,906 at December 31, 2022)	53,946	—
Loans held for sale	9,027	—
Loans held for investment	1,897,773	1,504,748
Allowance for loan losses	(17,099)	(11,657)
Loans held for investment, net	1,880,674	1,493,091
Restricted stock, at cost	14,543	12,493
Premises and equipment	14,334	19,639
Right-of-use asset	8,607	8,069
Goodwill	37,803	36,784
Core deposit intangible, net	1,584	2,022
Bank owned life insurance	37,972	37,849
Deferred taxes, net	10,699	5,069
Accrued interest and other assets	15,398	9,277
Total assets	$ 2,283,927	$ 2,259,866
LIABILITIES		
Noninterest-bearing demand	$ 923,899	$ 986,935
Interest-bearing NOW accounts	209,625	193,525
Money market and savings accounts	668,602	690,348
Time deposits	129,779	102,290
Total deposits	1,931,905	1,973,098
Borrowings	67,770	20,409
Operating lease liability	11,055	9,002
Accrued interest and other liabilities	12,842	10,829
Total liabilities	2,023,572	2,013,338
Commitments and contingencies (Notes 6 and 13)		
SHAREHOLDERS' EQUITY		
Preferred stock - 50,000,000 shares authorized, no par value; no shares issued and outstanding at December 31, 2022 and 2021	—	—
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 17,940,283 and 17,707,737 at December 31, 2022 and 2021	218,280	214,163
Retained earnings	48,516	32,403
Accumulated other comprehensive loss - net of taxes	(6,441)	(38)
Total shareholders' equity	260,355	246,528
Total liabilities and shareholders' equity	$ 2,283,927	$ 2,259,866

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2022 and 2021
(dollars in thousands, except per share data)

	Year Ended December 31,	
	2022	**2021**
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 86,366	$ 66,213
Interest on debt securities	2,013	414
Interest on tax-exempted debt securities	1,372	41
Interest on deposits at other financial institutions	2,897	470
Interest and dividends on other interest-earning assets	927	635
Total interest and dividend income	93,575	67,773
INTEREST EXPENSE		
Interest on NOW, money market and savings accounts	3,793	1,320
Interest on time deposits	797	734
Interest on borrowings	1,199	1,308
Total interest expense	5,789	3,362
Net interest income	87,786	64,411
Provision for loan losses	5,450	1,200
Net interest income after provision for loan losses	82,336	63,211
NONINTEREST INCOME		
Service charges and fees on deposit accounts	1,014	826
Interchange and ATM income	782	775
Gain on sale of loans	1,349	920
Income from bank owned life insurance	1,490	786
Servicing and related income on loans, net	192	116
(Loss) gain on sale of available-for-sale debt securities	(994)	46
Loss on sale and disposal of fixed assets	(768)	(4)
Gain on branch sale	—	726
Other charges and fees	610	323
Total noninterest income	3,675	4,514
NONINTEREST EXPENSE		
Salaries and employee benefits	37,069	34,883
Occupancy and equipment	6,210	5,522
Data processing and communications	4,609	4,111
Legal, audit and professional	2,597	1,678
Regulatory assessments	1,550	990
Director and shareholder expenses	946	636
Merger and related expenses	1,177	2,450
Core deposit intangible amortization	438	364
Litigation settlements, net	5,525	—
Other expenses	3,907	2,905
Total noninterest expense	64,028	53,539
Income before income taxes	21,983	14,186
Income tax expense	5,870	3,477
Net income	$ 16,113	$ 10,709
Earnings per share:		
Basic	$ 0.90	$ 0.74
Diluted	$ 0.88	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

	Year Ended December 31,	
	2022	**2021**
Net income	$ 16,113	$ 10,709
Other comprehensive loss, net of tax:		
Unrealized loss on securities available for sale:		
Change in net unrealized loss	(10,014)	(423)
Reclassification of loss (gain) recognized in net income	994	(46)
	(9,020)	(469)
Income tax benefit (expense):		
Change in net unrealized loss	(2,905)	(123)
Reclassification of loss (gain) recognized in net income	288	(13)
	(2,617)	(136)
Total other comprehensive loss, net of tax	(6,403)	(333)
Total comprehensive income, net of tax	$ 9,710	$ 10,376

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2022 and 2021
(dollars in thousands, except share data)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2020	13,267,380 $	146,896 $	21,694 $	295 $	168,885
Stock-based compensation	—	5,501	—	—	5,501
Issuance of common stock in business combination	4,102,254	65,267	—	—	65,267
Stock options exercised	303,100	172	—	—	172
Restricted stock units vested, net of tax withholding	257,795	(2,893)	—	—	(2,893)
Repurchase of shares to cover stock option proceeds and tax liabilities	(222,792)	(780)	—	—	(780)
Net income	—	—	10,709	—	10,709
Other comprehensive loss	—	—	—	(333)	(333)
Balance at December 31, 2021	17,707,737	214,163	32,403	(38)	246,528
Stock-based compensation	—	3,682	—	—	3,682
Stock options exercised	136,100	1,009	—	—	1,009
Restricted stock units vested, net of tax withholding	96,446	(574)	—	—	(574)
Net income	—	—	16,113	—	16,113
Other comprehensive loss	—	—	—	(6,403)	(6,403)
Balance at December 31, 2022	17,940,283 $	218,280 $	48,516 $	(6,441) $	260,355

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net income	$ 16,113	$ 10,709
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation on premises and equipment	1,563	1,358
Core deposit intangible amortization	438	364
Amortization of premiums of debt securities	823	314
Gain on sale of loans	(1,349)	(920)
Gain on branch sale	—	(726)
Loss on sale and disposal of fixed assets	768	4
Loss on early debt extinguishment	347	—
Loans originated for sale	(28,470)	—
Proceeds from loans originated for sale	21,366	—
Provision for loan losses	5,450	1,200
Deferred income tax (benefit) expense	(2,550)	137
Impairment charges of right-of-use assets	136	287
Stock-based compensation	3,682	5,501
Increase in cash surrender value of bank owned life insurance	(869)	(591)
Income from bank owned life insurance	(621)	(195)
Loss (gain) on sale of debt securities	994	(46)
Accretion of net discounts and deferred loan fees	(3,793)	(7,370)
Provision for losses - unfunded commitments	506	600
Net (decrease) increase in other items	(1,182)	9,026
Net cash provided by operating activities	13,352	19,652
INVESTING ACTIVITIES		
Net cash acquired in business combination	—	115,420
Net cash transferred for branch sale	—	(81,467)
Purchase of bank owned life insurance	—	(10,773)
Proceeds from bank owned life insurance death benefits	1,366	586
Proceeds from sale of debt securities available for sale	22,455	2,840
Proceeds from maturities and paydowns of debt securities available for sale	11,184	5,601
Proceeds from maturities and paydowns of debt securities held to maturity	74	—
Purchases of debt securities available for sale	(101,092)	(26,044)
Purchases of debt securities held to maturity	(54,267)	—
Net purchase of stock investments	(5,010)	(2,323)
Net (fundings) repayment of loans	(390,686)	5,343
Proceeds from sale of loans held for investment	450	1,092
Proceeds from sales of premises and equipment	3,911	—
Purchases of premises and equipment	(1,081)	(1,753)
Net cash (used in) provided by investing activities	(512,696)	8,522

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

FINANCING ACTIVITIES			
Net (decrease) increase in deposits	(41,244)		518,450
Proceeds of Federal Home Loan Bank advances	50,000		—
Repayment of Federal Home Loan Bank advances	—		(44,551)
Repayment of other borrowings	(3,093)		(169,383)
Proceeds from exercise of stock options	1,009		172
Repurchase of common shares	(574)		(3,673)
Net cash provided by financing activities	6,098		301,015
Net change in cash and cash equivalents	(493,246)		329,189
Cash and cash equivalents at beginning of year	580,006		250,817
Cash and cash equivalents at end of year	$ 86,760	$	580,006
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 5,552	$	3,587
Taxes paid	7,954		1,033
Reduction of right-of-use assets from branch sale	—		1,242
Reduction of lease liabilities from branch sale	—		1,801
Lease liability arising from obtaining right-of-use assets	4,349		3,463
Net assets acquired in business combination (Note 2):			
Fair value of stock and equity award consideration	—		65,267
Cash consideration	—		—
Fair value of net assets acquired	(1,019)		48,206
Goodwill adjustments	1,019		—

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Southern California Bancorp is a California corporation incorporated on October 2, 2019 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company for Bank of Southern California, N.A. under the Bank Holding Company Act of 1956, as amended. On May 15, 2020, the Company completed a reorganization whereby Bank of Southern California, N.A. became a wholly-owned subsidiary of the Company. Bank of Southern California, N.A. began business operations in December 2001 under the name Ramona National Bank. The Bank changed its name to First Business Bank, N.A. in 2006 and to Bank of Southern California, N.A. in 2010. The Bank operates under a federal charter and its primary regulator is the Office of the Comptroller of the Currency ("OCC"). The words "we," "us" "our," or the "Company" refer to Southern California Bancorp, and Bank of Southern California, N.A. collectively and on a consolidated basis. References herein to "Southern California Bancorp," "SCB", "Bancorp" or the "holding company," refer to Southern California Bancorp on a stand-alone basis. References to the "Bank" refer to Bank of Southern California, N.A.

As a relationship-focused community bank, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego and Ventura counties. Many of the banking offices have been acquired through a number of acquisitions.

Effective at the close of business on September 24, 2021, the Orange, Redlands and Santa Fe Springs branches were sold to a third party financial institution who acquired certain branch assets and assumed certain branch liabilities including deposits. No loans were sold as part of the transaction. The assets and liabilities of these three branches primarily consisted of $146 thousand of cash and cash equivalents and $82.4 million of deposits. The transaction resulted in a net cash payment to the third party financial institution of $81.5 million, and a gain on sale of $726 thousand recorded as a component of noninterest income in the consolidated statements of income.

The Company completed the acquisition of BSCA on October 1, 2021. The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the operating results of BSCA have been included in the consolidated financial statements from October 2, 2021 through December 31, 2022. Refer to *Note 2 – Business Combinations* for more information about the BSCA acquisition.

Shares of the Company common stock are quoted on the OTC Pink Open Market under the trading symbol "BCAL."

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, the Bank., and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period amounts have been reclassified to conform to current period presentation.

All significant intercompany balances and transactions have been eliminated in consolidation.

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For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Certain reclassifications have been made to the December 31, 2021 consolidated financial statements to conform to the 2022 presentation. These reclassifications included: (i) $41 thousand of interest on tax-exempted debt securities previously reported in interest on debt securities; and (ii) $678 thousand of marketing, advertising and public relations expense previously reported separately is now included in other expenses; and (iii) combined time deposits under $250,000 and time deposits $250,000 and over into time deposits.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change are the determination of the ALL, the fair value of assets and liabilities acquired in business combinations and related purchase price allocation, the valuation of acquired loans, the valuation of goodwill and separately identifiable intangible assets associated with mergers and acquisitions, loan sales and servicing of financial assets and deferred tax assets and liabilities.

Operating Segments

We operate one reportable segment — commercial banking. The factors considered in making this determination include all of the banking products and services offered by the Company are available in each branch of the Company, all branches are located within the same economic environment, management does not allocate resources based on the performance of different lending or transaction activities and how information is reviewed by the chief executive officer and other key decision makers. As a result, we determined that all services we offer relate to commercial banking.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, and federal funds and interest-bearing balances represent primarily cash held at the Federal Reserve Bank of San Francisco, Pacific Coast Bankers' Bank and Federal Home Loan Bank of San Francisco. The Board of Governors of the Federal Reserve System ("Federal Reserve") has cash reserve requirements for depository institutions based on the amount of deposits held. At December 31, 2022, the Bank had no required cash balance held by the Federal Reserve. The Company maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Debt Securities

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities classified as held-to-maturity securities are

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carried at amortized cost. Debt securities classified as "available-for-sale" may be sold prior to maturity due to changes in interest rates, prepayment risks, and availability of alternative investments, or to meet our liquidity needs. Debt securities not classified as held-to-maturity securities nor as available-for-sale securities are classified as trading securities. Available-for-sale debt securities and trading debt securities are recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders' equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: OTTI related to credit loss, which must be recognized in the income statement and OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The related write-downs are included in earnings as realized losses.

Restricted Stock Investments

The Bank is a member of the Federal Home Loan Bank ("FHLB") system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. In addition, the Bank is a member of its regional Federal Reserve. FHLB and Federal Reserve stock are carried at cost, classified as a restricted stock, at cost, in the consolidated balance sheets and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as interest and dividends on other interest-earning assets in the accompanying consolidated statements of income.

Other Equity Securities Without A Readily Determinable Fair Value

The Company also has restricted securities in the form of capital stock invested in two different banker's bank stocks and other limited partnership investments. These investments do not have a readily determinable fair value, and they are measured at equity method of accounting when its ownership interest in such investments exceed 5% or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Investments in tax credit are recorded net of accumulated amortization, using the proportional amortization method. Any impairment will be recorded through earnings. These investments are included in other assets in the accompanying consolidated balance sheets.

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Loans Held for Sale

Loans held for sale are comprised of SBA loans originated and intended for sale in the secondary market. These loans are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of SBA loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of SBA loans are included in gain on sale of loans in the accompanying consolidated statements of income.

Loans Held for Investment

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Purchase discounts and premiums and net deferred loan origination fees and costs on loans are accreted or amortized in interest income as an adjustment of yield, using the interest method, over the expected life of the loans. Amortization of deferred loan fees and costs are discontinued when a loan is placed on nonaccrual status.

Impaired Loans

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is generally discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or earlier when, in the opinion of management, there is reasonable doubt as to collectability. On a case-by-case basis, loans past due 90 days may remain on accrual, if the loan is well collateralized, actively in process of collection and, in the opinion of management, likely to be paid current within the next payment cycle. When loans are placed on nonaccrual status, all interest previously accrued but not collected is generally reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to all principal and interest.

Troubled Debt Restructurings ("TDR")

A loan is classified as a TDR when the Company grants a concession to a borrower experiencing financial difficulties that it otherwise would not consider under our normal lending policies. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. All modifications of criticized loans are evaluated to determine whether such modifications are TDR as outlined under ASC Subtopic 310-40, Troubled Debt Restructurings by Creditors. Loans restructured with an interest rate equal to or greater than that of a new loan with comparable market risk at the time the loan is modified may be excluded from certain restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. The Coronavirus Aid, Relief, and Economic Security Act of 2020 (CARES Act) and the Consolidated Appropriations Act, 2021 (CAA) provided guidance around the modification of loans as a result of the COVID-19 pandemic, which outlined, among other criteria, that short-term modifications made on a good faith basis to borrowers who were current as defined under the CARES Act prior to any relief, are not TDRs. This includes short-term (e.g. six months) modifications

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For the Years Ended December 31, 2022 and 2021
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such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers are considered current under the CARES Act and regulatory guidance if they are less than 30 days past due on their contractual payments at the time a modification program is implemented. The CAA extended relief offered under the CARES Act related to TDRs as a result of COVID-19 through January 1, 2022.

A loan that has been placed on nonaccrual status that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the restructured terms for a sustained period of time, typically for six months. A restructured loan may return to accrual status sooner based on other significant events or mitigating circumstances. A loan that has not been placed on nonaccrual status may be restructured and such loan may remain on accrual status after such restructuring. In these circumstances, the borrower has made payments before and after the restructuring. Generally, this restructuring involves maturity extensions, a reduction in the loan interest rate and/or a change to interest-only payments for a period of time. The restructured loan is considered impaired despite the accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan's original effective interest rate or based on the fair value of the collateral if the loan is collateral-dependent.

Purchased Credit Impaired Loans

Purchased credit impaired loans ("PCI loans") are accounted for in accordance with ASC Subtopic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. A purchased loan is deemed to be credit impaired when there is evidence of credit deterioration since its origination and it is probable at the acquisition date that collection of all contractually required payments is unlikely. These PCI loans are recorded at the amount paid, such that there is no carryover of the seller's ALL.

Such purchased credit impaired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type, and date of origination.

As of December 31, 2022, there were no loans being accounted for as PCI loans. As of December 31, 2021, the total carrying value of purchased credit impaired loans was approximately $414 thousand, net of discounts to contractual value of approximately $118 thousand, which was accreted to income.

Allowance for Loan Losses

The allowance for loan losses ("ALL") is a valuation allowance for probable incurred credit losses. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

The Company determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. The Company considers a loan to be impaired when it is probable that the Company will not

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For the Years Ended December 31, 2022 and 2021
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be able to collect all amounts due, principal and interest, according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the net realizable value of the collateral. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDR and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective interest rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the ALL.

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment's historical loss experience.

The Company reviews the historical loss rates for each portfolio segment and utilizes peer loss rates when the Company does not have sufficient historical experience or otherwise feels historical experience is not indicative of the current loan portfolio. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; the existence and effect of any concentrations of credit; the effect of other external factors such as competition and legal and regulatory requirements; the quality and effectiveness of the risk rating system; and the quality of regulatory and other external credit reviews.

Portfolio segments identified by the Company include construction and land development, real estate, C&I and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt to income ratios or debt service coverage, credit scores, collateral type and loan-to-value ratios and financial performance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance sheet commitments totaled $1.3 million and $804 thousand at December 31, 2022 and 2021. Provisions for allowance for off-balance sheet commitments are included in other expenses in the consolidated statements of income and added to the allowance for off-balance sheet commitments, which is included in accrued interest payable and other liabilities in the consolidated balance sheets.

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For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis by a charge to the ALL, if necessary. Subsequent to foreclosure, OREO is carried at the lower of the Company's carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Fair value is generally based on current appraisals, which are frequently adjusted by management to reflect current conditions and estimated selling costs. Write-downs are expensed and recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses. There were no foreclosures in process as of December 31, 2022 and 2021.

Bank Owned Life Insurance

Bank owned life insurance is recorded at the amount that can be realized under insurance contracts at the date of the consolidated balance sheets, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Loan Sales and Servicing of Financial Assets

The Company originates SBA loans that may be sold in the secondary market. Servicing rights are recognized separately when they are acquired through sale of loans. Servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on a valuation model that calculates the present value of estimated future cash flows from the servicing assets. The valuation model uses assumptions that market participants would use in estimating cash flows from servicing assets, such as the cost to service, discount rates and prepayment speeds. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. Servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing fee income, which is reported in the consolidated statements of income with servicing and related income on loans, net, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing rights and changes in the valuation allowance are netted against loan servicing income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful

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(dollars in thousands)

lives, which ranges from three to seven years for furniture and equipment and forty-five to fifty-five years for premises. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Right-of-Use ("ROU") Assets and Lease Liabilities

The Company has operating leases for its branches and administrative facilities. The Company determines if an arrangement contains a lease at contract inception and recognizes a ROU asset and operating lease liability based on the present value of lease payments over the lease term. While operating leases may include options to extend the term, the Company does not take into account the options in calculating the ROU asset and lease liability unless it is reasonably certain such options will be exercised. The present value of lease payments is determined based on the discount rate implicit in the lease or the Company's estimated incremental borrowing rate if the rate is not implicit in the lease. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease agreements with lease and non-lease components as a single lease component.

Employee Benefit Plans

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. Pursuant to the Company's safe harbor election, matching contributions up to 4.0% of salary are made to the plan. Total contribution expense for the plan was $875 thousand in 2022 and $705 thousand in 2021 and is included in salaries and employee benefits expense in the consolidated statements of income. Deferred compensation and supplemental retirement plan expense is recognized over the years of service.

Advertising Costs

The Company expenses the costs of advertising in the period incurred. Total advertising costs were $31 thousand and $188 thousand for the years ended December 31, 2022 and 2021.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depend on having sufficient taxable income of an appropriate character within the carryforward periods.

The Company has adopted guidance issued by the Financial Accounting Standards Board ("FASB") that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Management believes that all tax positions taken to date are highly certain

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and, accordingly, no accounting adjustment has been made to the consolidated financial statements. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

We reclassify stranded tax effects from accumulated other comprehensive income to retained earnings in periods in which there is a change in corporate income tax rates.

Comprehensive Income

Changes in unrealized gains and losses, net of tax on available-for-sale securities is the only component of other comprehensive income (loss) for the Company. The amount reclassified out of other comprehensive income (loss) relating to realized losses on sales of securities was $994 thousand and realized gains of $46 thousand, with a related tax benefit of $288 thousand and tax expense of $13 thousand for December 31, 2022 and 2021.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

Earnings Per Share ("EPS")

Earnings per share present the net income or loss per common share, after consideration of the preferred shareholders interest in the net income or loss. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - *Business Combinations*.   Under the acquisition method, the Company measures the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination at fair value on acquisition date. Goodwill is generally determined as the excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Company accounts for merger-related costs, which may include advisory, legal, accounting, valuation, other professional fees, data conversion fees, contract termination charges and branch consolidation costs, as expenses in the periods in which the costs are incurred and the services are received.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets acquired in a purchase business combination and determined to have indefinite useful lives are not amortized but tested for impairment no less than annually or when circumstances arise indicating impairment may have occurred. Goodwill is the only intangible asset with an indefinite life recorded in the Company's consolidated balance sheets. The determination of whether impairment has occurred, includes the considerations of a number of factors including, but not limited to,

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operating results, business plans, economic projections, anticipated future cash flows, and current market data. Any impairment identified as part of this testing is recognized through a charge to net income. The Company has selected to perform its annual impairment test in the fourth quarter of each fiscal year. There was no impairment recognized related to goodwill for the years ended December 31, 2022 and 2021.

Core deposit intangible ("CDI") is a measure of the value of depositor relationships resulting from whole bank acquisitions. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. CDI is amortized on an accelerated method over an estimated useful life of seven to ten years.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and the amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the consolidated financial statements.

During the year ended December 31, 2022, the Company had settlements of certain litigations and recognized a net loss of $5.5 million, which is reflected as litigation settlement, net in the accompanying consolidated statements of income.

Revenue Recognition – Noninterest Income

The core principle of Topic 606, *Revenue from Contracts with Customers*, is that an entity recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. Topic 606 requires entities to exercise more judgment when considering the terms of a contract than under Topic 605, *Revenue Recognition*. Topic 606 applies to all contracts with customers to provide goods or services in the ordinary course of business, except for contracts that are specifically excluded from its scope. Topic 606 does not apply to revenue associated with interest income on financial instruments, including loans and securities. Additionally, certain noninterest income streams, such as income from BOLI and gain and losses on sales of investment securities and loans, are out of scope of Topic 606.

Topic 606 is applicable to noninterest revenue streams such as (i) service charges and fees on deposit accounts, including account maintenance, transaction-based and overdraft services, and (ii) interchange fees, which represent fees earned when a debit card issued by the Company is used. These revenue streams are largely transaction-based and revenue is recognized upon completion of a transaction.

All of the Company's revenue from contracts with customers within the scope of ASC 606 is recognized in non-interest income in the consolidated statements of income.

Gains/losses on the sale of OREO are included in non-interest income/expense in the consolidated statements of income and are generally recognized when the performance obligation is complete. This is typically at delivery of control over the property to the buyer at the time of each real estate closing.

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Stock-Based Compensation

Compensation cost is recognized for stock options, time-based restricted stock unit awards and performance-based restricted stock unit awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for time-based and performance-based restricted stock unit awards. Performance-based restricted stock unit awards contain vesting conditions which are based on predetermined performance targets that impact the number of shares that ultimately vest based on the level of targets achievement. These costs are recognized over the period in which the awards are expected to vest, on a straight-line basis. The costs for performance-based restricted unit awards are recognized over the period in which the awards are expected to vest as the Company believes the predetermined performance targets are probable to be fulfilled. For performance-based awards that do not vest because the predetermined performance targets are not fulfilled, no compensation cost is recognized, and any previously recognized compensation is reversed. The Company has elected to account for forfeitures of stock-based awards as they occur. Excess tax benefits and tax deficiencies relating to stock-based compensation are recorded as income tax expense or benefit in the consolidated statements of income when incurred.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a Company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Recent Accounting Guidance Not Yet Effective

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments (Topic 326).* This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today's guidance delays recognition of credit losses. The standard will replace today's "incurred loss" approach with an "expected loss" model. The new model, referred to as the current expected credit loss ("CECL") model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available-for-sale ("AFS") debt securities. ASU 2016-13 also expands the disclosure requirements regarding an entity's

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For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2022 for all entities, other than SEC filers that do not qualify as a Smaller Reporting Company as defined by the SEC. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). Management established a cross functional committee to oversee the project and selected a third-party software and modeling solution to implement the new guidance and engaged the same third-party service provider to assist with the implementation and has subscribed to a third-party application vendor for economic forecasts. The Company completed data gap analyses, developed initial modeling assumptions, ran multiple sensitivity analyses and completed the model validation by an independent third-party. The Company has determined the potential impact of the adoption of ASU 2016-13 to the consolidated financial statements. The Company will adopt the provisions of ASC 326 through the application of the modified retrospective transition approach, and recorded a net decrease of approximately $3.9 million to the beginning balance of retained earnings as of January 1, 2023 for the cumulative effect adjustment, reflecting an initial adjustment to the ACL of $5.5 million, net of related deferred tax assets arising from temporary differences of $1.6 million, commonly referred to as the "Day 1" adjustment. The Day 1 adjustment to the ACL is reflective of expected lifetime credit losses associated with the composition of financial assets within in the scope of ASC 326 as of January 1, 2023, which is comprised of loans held for investment and off-balance sheet credit exposures at January 1, 2023, as well as management's current expectation of future economic conditions.

In May 2019, the FASB issued ASU 2019-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument (ASU 2019-05)* which grants entities with transition relief upon the adoption of ASU 2016-13 by providing an option to elect the fair value option on certain financial instruments measured at amortized cost. This ASU will be effective upon adoption of ASU 2016-13 (Topic 326). The impact of adopting the Topic 326 amendments is included within the impact of adoption of ASU 2016-13. The Company does not expect the adoption of these amendments will have a material impact to the consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326) *Troubled Debt Restructurings and Vintage Disclosures*. The amendments in this Update address areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced CECL. The amendments eliminate the accounting guidance for TDR by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU 2016-13. The Company does not expect the adoption of ASU 2022-02 will have a material impact to the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment.* This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation, and goodwill impairment will simply be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if quantitative impairment test is necessary. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. ASU No. 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2022 for public business entities who are not SEC filers and one year later for all other entities. The Company is currently evaluating the effects of ASU 2017-04 on its financial statements and disclosures.

In April 2019, the FASB issued ASU 2019-04, *Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. These updates made several clarifications and improvements to various topics. Topic A: Codification Improvements Resulting from the June and November 2018 Credit Losses Transition Resource Group ("TRG") Meetings; Topic B: Codification Improvements to ASU 2016-13; Topic C: Codification improvements to ASU 2017-12, Derivatives and Hedging; Topic D: Codification improvements to ASU 2016-01 Financial Instruments Overall; and Topic E: Codification Improvements Resulting from the November 2018 Credit Losses TRG Meeting. Topics A, B and E, in ASU 2019-04 impact CECL implementation by clarifying guidance related to accrued interest receivable, recoveries, the effect of prepayments in determining the effective interest rate, vintage disclosure requirements related to line-of-credit arrangements and others. Transition requirements for these amendments are the same as ASU 2016-13, and will be adopted by the Company with ASU 2016-13. Topics C and D are not applicable to the Company, and therefore had no impact to the Company's consolidated financial results.

On March 12, 2020, the FASB issued ASU 2020-04, *Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04)*, which provides optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments are effective for all entities as of March 12, 2020 and may be adopted through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The Company is currently evaluating the impact of ASU 2020-04 to the consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848)*, which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in ASU 2021-01 are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable-rate cross-currency interest rate swaps as hedging instruments in net investment hedges that are modified as a result of reference rate reform. The amendments in ASU 2021-01 are effective immediately for all entities. The Company is currently

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

identifying loans and other financial instruments that are impacted by the discontinuance of LIBOR, reviewing the contracts of our LIBOR-based products to ensure that our credit documentation provides for the flexibility to move to alternative reference rates, and choosing the substitute index. The Company does not expect the adoption of ASU 2021-01 will have a material impact to the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Update)*. The amendments in this Update address how to determine whether a contract liability is recognized by an acquirer in a business combination. In addition, the Update addresses inconsistencies in the recognition and measurement of acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update are effective for the Company in fiscal years beginning after December 15, 2022 as well as all interim periods within those years. Early adoption is permitted. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application, and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company has not yet adopted the provisions of this Update. The Company does not currently anticipate the adoption of this Update will have a material impact on the Company's consolidated financial statements.

NOTE 2 – BUSINESS COMBINATIONS

Bank of Santa Clarita Acquisition

Following receipt of all necessary regulatory and shareholder approvals, on October 1, 2021, the Company completed its merger with BSCA, a California state-chartered bank headquartered in Santa Clarita, California, which operated one full-service branch in Santa Clarita. The acquisition of BSCA provides the Company with the opportunity to expand its footprint in Southern California.

Under the terms and conditions of the merger, each share of BSCA common stock was converted into the right to receive one (1) share of BCAL common stock. The Company issued 4,102,254 shares of BCAL common stock in exchange for the outstanding shares of BSCA's common stock. In addition, the Company assumed each outstanding, unexercised option to acquire shares of BSCA common stock held by BSCA officers and employees who continued to be employed by the Company immediately following the merger, other than any stock options held by BSCA's Chairman & Chief Executive Officer (BSCA CEO). Total unexercised stock options were 90,731, of which 65,261 shares were vested and 25,470 shares were unvested. Total fair value of the assumed stock options was $832 thousand, of which $692 thousand for the vested stock options was included in the consideration and $141 thousand for the unvested stock options was considered unrecognized compensation cost and is being amortized over the remaining life of the stock options. BSCA's former CEO is a continuing employee and his unvested stock options were not part of the assumed awards as BSCA's former CEO negotiated that such unvested options would become fully vested as a result of the merger. The Company recognized $84 thousand of compensation cost attributed to the accelerated vesting of his unvested awards upon the closing of the merger.

The following table represents the final fair value of assets acquired and liabilities assumed of BSCA, as of October 1, 2021, recorded using the acquisition method of accounting:

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands)	Fair Value
Assets acquired:	
Cash and cash equivalents	$ 115,420
Securities available-for-sale	14,005
Loans held for investment:	268,811
Investments in restricted stocks	1,585
Other equity securities	62
Premises and equipment, net[1]	11,561
Prepaid expenses	29
Income tax receivable	1,138
Deferred taxes, net[1]	(762)
Accrued interest receivable	689
Cash surrender value of bank owned life insurance	8,884
Core deposit intangible	802
Other assets	2,368
Total assets acquired	**424,592**
Liabilities assumed:	
Deposits	342,263
FHLB advances	34,551
Accrued interest payable	20
Accrued expenses	419
Reserve for unused commitments	59
Other liabilities	93
Total liabilities assumed	**377,405**
Net assets acquired	**$ 47,187**
Purchase consideration:	
Fair value of shares of BCAL issued in the merger	$ 64,596
Fair value of unvested stock options assumed	692
Less: repurchase of dissenter's rights	(21)
Total purchase consideration	**65,267**
Goodwill recognized[1]	**$ 18,080**

(1) During the year ended December 31, 2022, the Bank finalized its allocation of purchase consideration to the net assets acquired from BSCA. As a result, the Bank reduced its preliminary valuation of premises and equipment, net by $1.6 million, with an increase of $464 thousand to deferred taxes based on the change in the allocated fair value of premises and equipment, net and the finalization of initial accounting for income taxes. These adjustments resulted in a $1.0 million increase to goodwill (See Note 7 - Goodwill and Other Intangible Assets).

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired and was primarily attributable to the expected synergies and economies of scale expected from combining the operations of the Company and BSCA. Goodwill is not deductible for U.S. income tax purposes and is not amortized. Rather, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit's fair value.

The core deposit intangible will be amortized over the expected account retention period, which was originally estimated at approximately 10 years or 120 months. The core deposit intangible will be evaluated periodically to determine the reasonableness of the projected amortization period by comparing actual deposit retention to projected retention.

The following table presents the amounts that comprise the fair value of loans acquired, excluding PCI loans, from BSCA at October 1, 2021:

(dollars in thousands)	Loans
Contractual amounts receivable	$ 323,047
Contractual cash flows not expected to be collected	(2,625)
Expected cash flows, net	320,422
Interest component of expected cash flows	(51,611)
Fair value of acquired loans	$ 268,811

There were no PCI loans acquired from BSCA at October 1, 2021.

The following table presents the total revenue and net income amounts related to BSCA's operations included in the Company's consolidated statements of income from the acquisition date of October 1, 2021 through December 31, 2021:

(dollars in thousands)	Year Ended December 31, 2021
Net interest income and noninterest income	$ 3,058
Net income	$ 1,832

The following supplemental pro forma information presents certain financial results for the years ended December 31, 2021 as if the acquisition of BSCA was effective as of January 1, 2021. The supplemental unaudited pro forma financial information included in the table below is based on various estimates and is presented for informational purposes only and does not indicate the financial condition or results of operations of the combined company that would have been achieved for the periods presented had the transactions been completed as of the date indicated or that may be achieved in the future.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Supplemental unaudited pro forma financial information:		Year Ended December 31,
(dollars in thousands)		**2021**
Net interest income and noninterest income	$	77,839
Net income		11,427
Net income per share:		
Basic	$	0.79
Diluted	$	0.77

NOTE 3 - INVESTMENT SECURITIES

Debt Securities

Debt securities have been classified as either held-to-maturity or available-for-sale securities in the consolidated balance sheets according to management's intent.

There were no held-to-maturity debt securities at December 31, 2021. The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2022 were as follows:

(dollars in thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2022								
Taxable municipal	$	550	$	—	$	(105)	$	445
Tax exempt bank-qualified municipals		53,396		—		(5,935)		47,461
	$	53,946	$	—	$	(6,040)	$	47,906

The amortized cost of available-for-sale debt securities and their approximate fair values at December 31 were as follows:

(dollars in thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2022								
U.S. government and agency and government sponsored enterprise securities:								
Mortgage-backed securities	$	27,029	$	—	$	(3,734)	$	23,295
SBA securities		7,988		16		(132)		7,872
U.S. Treasury		6,652		—		(700)		5,952
U.S. Agency		7,025		—		(842)		6,183
Collateralized mortgage obligations		47,778		20		(3,375)		44,423
Taxable municipal		4,403		36		(211)		4,228
Tax exempt bank-qualified municipals		20,777		163		(313)		20,627
	$	121,652	$	235	$	(9,307)	$	112,580

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
December 31, 2021								
U.S. government and agency securities:								
Mortgage-backed securities	$	17,419	$	10	$	(114)	$	17,315
SBA securities		11,421		37		(58)		11,400
U.S. Treasury		2,863		—		(82)		2,781
U.S. Agency		6,500		—		(21)		6,479
Collateralized mortgage obligations		10,398		12		(122)		10,288
Taxable municipals		5,314		228		(20)		5,522
Tax exempt bank-qualified municipals		1,706		76		—		1,782
	$	55,621	$	363	$	(417)	$	55,567

The amortized cost and estimated fair value of all held-to-maturity and available-for-sale debt securities as of December 31, 2022 by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity				Available-for-Sale			
(dollars in thousands)	Amortized Cost		Estimated Fair Value		Amortized Cost		Estimated Fair Value	
Due in one year or less	$	—	$	—	$	1,638	$	1,616
Due after one year through five years		—		—		20,232		19,034
Due after five years through ten years		6,965		6,441		25,168		22,096
Due after ten years		46,981		41,465		74,614		69,834
	$	53,946	$	47,906	$	121,652	$	112,580

At December 31, 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of our shareholders' equity.

During the years ended December 31, 2022 and 2021, proceeds received from sales of available-for-sale debt securities totaled $22.5 million and $2.8 million and the associated gross realized loss was $994 thousand and gross realized gain was $46 thousand. Total proceeds received from maturities and paydowns of available-for-sale debt securities were $11.2 million and $5.6 million during the years ended December 31, 2022 and 2021. Total proceeds received from maturities and paydowns of held-to-maturity debt securities were $74 thousand during the year ended December 31, 2022. There were $101.1 million and $26.0 million in purchases of available-for-sale debt securities during the years ended December 31, 2022 and 2021. There were $54.3 million in purchases of held-to-maturity during the year ended December 31, 2022. The Company did not have any held-to-maturity securities as of and for the year ended December 31, 2021. The Company acquired $14.0 million of available-for-sale debt securities from the merger with BSCA in 2021.

The gross unrealized losses and related estimated fair values of all available-for-sale debt securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021 are summarized as follows:

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

	Less than 12 Months		12 Months or Longer		Total	
(dollars in thousands)	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Estimated Fair Value
December 31, 2022:						
Available-for-sale debt securities:						
Mortgage-backed securities:	$ (1,337)	$ 9,888	$ (2,397)	$ 13,407	$ (3,734)	$ 23,295
SBA securities	(1)	202	(131)	2,258	(132)	2,460
U.S. Treasury	(277)	3,563	(423)	2,389	(700)	5,952
Agency	(51)	474	(791)	5,709	(842)	6,183
Collateralized mortgage obligations	(2,169)	35,331	(1,206)	6,029	(3,375)	41,360
Taxable Municipals	(75)	3,318	(136)	373	(211)	3,691
Tax Exempt Bank-Qualified Municipals	(313)	14,081	—	—	(313)	14,081
Other Debt Securities	—	—	—	—	—	—
	$ (4,223)	$ 66,857	$ (5,084)	$ 30,165	$ (9,307)	$ 97,022
Held-to-maturity debt securities:						
Taxable Municipals	$ —	$ —	$ (105)	$ 445	$ (105)	$ 445
Tax Exempt Bank-Qualified Municipals	(5,935)	47,461	—	—	(5,935)	47,461
	$ (5,935)	$ 47,461	$ (105)	$ 445	$ (6,040)	$ 47,906
December 31, 2021:						
U.S. government and agency securities:						
Mortgage-backed securities:	$ (114)	$ 14,834	$ —	$ —	$ (114)	$ 14,834
SBA securities	(58)	6,406	—	—	(58)	6,406
U.S. Treasury	(82)	2,781	—	—	(82)	2,781
Agency	(21)	6,479	—	—	(21)	6,479
Collateralized mortgage obligations	(122)	7,856	—	—	(122)	7,856
Taxable Municipals	(20)	490	—	—	(20)	490
Tax Exempt Bank-Qualified Municipals	—	—	—	—	—	—
Other Debt Securities	—	—	—	—	—	—
	$ (417)	$ 38,846	$ —	$ —	$ (417)	$ 38,846

As of December 31, 2022, the Company had a total of 61 held-to-maturity debt securities in a gross unrealized loss position, including one security with total unrealized losses of $105 thousand that had been in a continual loss position for twelve months and over.

As of December 31, 2022, the Company had a total of 88 available-for-sale debt securities in a gross unrealized loss position, consisting 43 securities with total unrealized losses of $5.1 million that had been in a continual loss position for twelve months and over. As of December 31, 2021, the Company had a total of 40 available-for-sale debt securities in a gross unrealized loss position. There were no securities that had been in a continual loss position for twelve months and over. Such unrealized losses on these investment securities have not been recognized into income.

Management evaluates debt securities for other-than-temporary impairment, taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

the issuer and whether the Company has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2022 and 2021, no unrealized losses are deemed to be other-than-temporary.

There were no debt securities pledged at December 31, 2022. There were debt securities with a carrying value of $7.9 million were pledged to secure credit facilities at the FHLB at December 31, 2021.

Restricted Stock

As a member of the Federal Reserve System, the Company must hold stock of the Federal Reserve Bank of San Francisco in an amount equal to 3% of the Company's common stock and additional paid-in capital. An investment in the equity stock of the FHLB of San Francisco is required for membership; the amount of the required investment is a function of the Company's outstanding mortgage assets and outstanding advances from the FHLB.

The table below summarizes the Company's restricted stock investments at December 31:

(dollars in thousands)	**2022**	**2021**
Federal Reserve Bank	$ 7,318	$ 5,268
Federal Home Loan Bank	7,225	7,225
	$ 14,543	$ 12,493

During the year ended December 31, 2022, the Company purchased $2.1 million of Federal Reserve Bank stock, and there were no purchases of FHLB stock. During the year ended December 31, 2021, the Company acquired $1.6 million in FHLB stock in the BSCA merger and purchased $1.3 million of Federal Reserve Bank stock and $1.0 million of FHLB stock.

Other Equity Securities Without A Readily Determinable Fair Value

The Company also has equity securities in the form of capital stock invested in two different banker's bank stocks which totaled $351 thousand and $350 thousand at December 31, 2022 and 2021. These equity securities are reported in other assets in the consolidated balance sheets. During the years ended December 31, 2022 and 2021, the Company evaluated the carrying value of these equity securities and determined that they were not impaired, and no loss related to changes in the fair value of these equity securities was recognized.

The Company has other equity investments, including affordable housing investments and an investment in a technology venture capital fund focused on the intersection of the Fintech and Community Banking. At December 31, 2022 and 2021, the balance of these investments, which is included in other assets in the consolidated balance sheets, was $4.6 million and $1.8 million, respectively. These equity securities are measured using the equity method of accounting when the Company's ownership interest in such investments exceeds 5%, or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Cash distributions from the investments that are considered earnings are recorded in noninterest income in the consolidated statements of income, while distributions considered return of capital are recorded as a reduction of the Company's investment. During the year ended December 31, 2022, there were $2.8 million capital contributions made to these equity investments and there was $95 thousand of cash distributions that were recorded in noninterest income. During the

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

year ended December 31, 2021, there were no capital contributions made to these equity investments and there was a $9 thousand cash distribution that was recorded in noninterest income. At December 31, 2022 and 2021, the Company evaluated the carrying value of these equity investments and determined they were not impaired, and no loss was recognized related to changes in the fair value.

The Company has also invested in a limited partnership that operates affordable housing projects that qualify for and have received an allocation of federal and/or state low-income housing tax credits. This tax credit investment is reported in other assets in the consolidated balance sheets, and is recorded net of accumulated amortization, using the proportional amortization method. The unfunded portion of these investments is included in other liabilities in the consolidated balance sheets. The aggregate funding commitment for this investment was $2.0 million, of which $122 thousand was funded during the year ended December 31, 2022. At December 31, 2022, the net tax credit investment totaled $2.0 million, and the remaining unfunded commitment was $1.9 million. The Company's maximum loss exposure to this investment is limited to the Company's investment balance, which was $2.0 million at December 31, 2022. At December 31, 2022, the Company evaluated the carrying value of this tax credit equity investment and determined it was not impaired, and no loss was recognized related to changes in the fair value.

NOTE 4 - LOANS

Loans Held for Investment

The Company's loan portfolio consists primarily of loans to borrowers within its Southern California markets in San Diego, Orange, Ventura, Los Angeles, and Riverside counties, as well as the Inland Empire. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company's market area. The Company's loan portfolio in real estate secured credit represented 82% of total loans at December 31, 2022. The Company also originates SBA loans either for sale to institutional investors or for retention in the loan portfolio. Loans identified as held for sale are carried at the lower of carrying value or market value and separately designated as such in the consolidated financial statements. A portion of the Company's revenues are from origination of loans guaranteed by the SBA under its various programs and sale of the guaranteed portions of the loans. Funding for these loans depends on annual appropriations by the U.S. Congress.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

The composition of the Company's loan portfolio at December 31, 2022 and 2021 was as follows:

(dollars in thousands)		2022		2021
Construction and land development	$	239,067	$	77,629
Real estate - other:				
1-4 family residential		144,322		133,993
Multifamily residential		218,606		175,751
Commercial real estate and other		958,676		766,824
Commercial and industrial [1]		331,644		349,023
Consumer		5,458		1,528
Loans [2]		1,897,773		1,504,748
Allowance for loan losses		(17,099)		(11,657)
Net loans	$	1,880,674	$	1,493,091

1. *Includes PPP loans with total outstanding principal of $3.6 million and $60.3 million and net unearned fees of $76 thousand and $1.6 million at December 31, 2022 and 2021.*
2. *Loans held for investment includes net unearned fees of $3.3 million and $2.8 million and net unearned discount of $1.8 million and $2.8 million at December 31, 2022 and 2021.*

The Company has pledged $1.34 billion of loans with FHLB under a blanket lien, of which an unpaid principal balance of $834.7 million was considered as eligible collateral under this secured borrowing arrangement and loans with unpaid principal balance of $12.7 million were pledged as collateral under a secured borrowing arrangement with the Federal Reserve as of December 31, 2022. See Note 9 – *Borrowing Arrangements* for additional information regarding the FHLB and Federal Reserve secured lines of credit.

A summary of the changes in the ALL as of December 31 follows:

(dollars in thousands)		2022		2021
Balance, beginning of year	$	11,657	$	10,255
Provision for loan losses		5,450		1,200
Charge-offs		(21)		—
Recoveries		13		202
Net (charge-offs) recoveries		(8)		202
Balance, end of year	$	17,099	$	11,657

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

A summary of allowance of loan losses and loan balance disclosed by portfolio segment and also by loans individually evaluated and loans collectively evaluated for impairment as of December 31, 2022 and 2021 and for the years then ended follows:

(dollars in thousands)	Construction and Land Development		Real Estate - Other		Commercial & Industrial		Consumer		Total	
December 31, 2022										
Allowance for loan losses:										
Beginning of year	$	666	$	8,441	$	2,548	$	2	$	11,657
Provisions		1,635		3,250		539		26		5,450
Charge-offs		—		—		(21)		—		(21)
Recoveries		—		—		13		—		13
End of year	$	2,301	$	11,691	$	3,079	$	28	$	17,099
Specific reserves	$	—	$	7	$	—	$	—	$	7
General reserves		2,301		11,684		3,079		28		17,092
	$	2,301	$	11,691	$	3,079	$	28	$	17,099
Loans evaluated for impairment:										
Individually	$	—	$	41	$	—	$	—	$	41
Collectively		239,067		1,321,563		331,644		5,458		1,897,732
	$	239,067	$	1,321,604	$	331,644	$	5,458	$	1,897,773
December 31, 2021										
Allowance for loan losses:										
Beginning of year	$	443	$	7,356	$	2,413	$	43	$	10,255
Provisions (reversals)		223		1,064		(42)		(45)		1,200
Charge-offs		—		—		—		—		—
Recoveries		—		21		177		4		202
End of year	$	666	$	8,441	$	2,548	$	2	$	11,657
Specific reserves	$	—	$	15	$	16	$	—	$	31
General reserves		666		8,426		2,532		2		11,626
	$	666	$	8,441	$	2,548	$	2	$	11,657
Loans evaluated for impairment:										
Individually	$	—	$	743	$	58	$	8	$	809
Collectively		77,629		1,075,825		348,965		1,520		1,503,939
	$	77,629	$	1,076,568	$	349,023	$	1,528	$	1,504,748

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

The Company's methodology for estimating the ALL results in a range of potential reserves, including an estimate primarily based on the Company's historical loss factors for collective impairment and also a high and low range based on analysis of peer data for collective impairment factors.

The Company categorizes loans using risk ratings based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. Larger, non-homogeneous loans such as CRE and C&I loans are analyzed individually for risk rating assessment. For purposes of risk classification, 1-4 Family Residential loans for investment purposes are evaluated with CRE loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention - Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired - A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as TDRs are considered impaired.

Based on the most recent analysis performed, the risk category of loans by class of loans as of December 31, 2022 and 2021 follows:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
December 31, 2022					
Construction and land development	$ 238,965	$ —	$ 102	$ —	$ 239,067
Real estate - other:					
1-4 family residential	143,284	999	—	39	144,322
Multifamily residential	218,606	—	—	—	218,606
Commercial real estate and other	956,649	—	2,025	2	958,676
Commercial and industrial	323,999	6,057	1,588	—	331,644
Consumer	5,458	—	—	—	5,458
	$ 1,886,961	$ 7,056	$ 3,715	$ 41	$ 1,897,773

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
December 31, 2021					
Construction and land development	$ 77,519	$ —	$ 110	$ —	$ 77,629
Real estate - other:					
1-4 family residential	133,872	—	53	68	133,993
Multifamily residential	175,751	—	—	—	175,751
Commercial real estate and other	764,864	39	1,246	675	766,824
Commercial and industrial	346,702	1,775	488	58	349,023
Consumer	1,520	—	—	8	1,528
	$ 1,500,228	$ 1,814	$ 1,897	$ 809	$ 1,504,748

A summary of past due loans, loans still accruing and nonaccrual loans as of December 31, 2022 and 2021 follows:

(dollars in thousands)	Still Accruing 30-89 Days Past Due	Still Accruing Over 90 Days Past Due	Nonaccrual
December 31, 2022			
Construction and land development	$ —	$ —	$ —
Real estate:			
1-4 family residential	—	—	39
Multifamily residential	—	—	—
Commercial real estate and other	—	—	2
Commercial and industrial	—	—	—
Consumer	—	—	—
	$ —	$ —	$ 41

(dollars in thousands)	Still Accruing 30-89 Days Past Due	Still Accruing Over 90 Days Past Due	Nonaccrual
December 31, 2021			
Construction and land development	$ —	$ —	$ —
Real estate:			
1-4 family residential	569	—	68
Multifamily residential	—	—	—
Commercial real estate and other	—	—	675
Commercial and industrial	477	—	58
Consumer	—	—	8
	$ 1,046	$ —	$ 809

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Below is a summary of the Company's recorded investment in impaired loans disclosed by loan type outstanding at December 31, 2022 and 2021.

(dollars in thousands)	Unpaid Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment		Interest Income Recognized	
December 31, 2022										
Construction and land development	$	—	$	—	$	—	$	—	$	—
Real estate:										
1-4 family residential		86		39		7		43		—
Multifamily residential		—		—		—		—		—
Commercial real estate and other		13		2		—		2		—
Commercial and Industrial		—		—		—		—		—
Consumer		—		—		—		—		—
	$	99	$	41	$	7	$	45	$	—

(dollars in thousands)	Unpaid Principal Balance		Recorded Investment		Related Allowance		Average Recorded Investment		Interest Income Recognized	
December 31, 2021										
Construction and land development	$	—	$	—	$	—	$	—	$	—
Real estate:										
1-4 family residential		182		68		15		77		—
Multifamily residential		—		—		—		—		—
Commercial real estate and other		1,023		675		—		172		—
Commercial and industrial		992		66		16		99		—
Consumer		—		—		—		—		—
	$	2,197	$	809	$	31	$	348	$	—

There were no additional funds committed to be advanced on impaired loans at December 31, 2022.

The Company did not have any loans that have been modified in TDRs as of December 31, 2022 and 2021. There were no loans modified during 2022 and 2021 which resulted in a TDR.

Loans Held for Sale

During the year ended December 31, 2022, the Company expanded the SBA division. At December 31, 2022, the Company had loans held for sale, consisting of SBA 7(a) loans totaling $9.0 million. The Company accounts for loans held for sale at the lower of carrying value or fair value. At December 31, 2022, the fair value of loans held for sale totaled $9.6 million. There were no loans held for sale at December 31, 2021.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

NOTE 5 - TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The Company has originated loans that are serviced for others, including loans partially guaranteed by the SBA, some of which have been sold in the secondary market, as well as CRE loans, C&I loans participated with various other financial institutions and the special purpose vehicle ("SPV") participations for the Main Street loans. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. Loans serviced for others totaled $59.4 million and $29.6 million at December 31, 2022 and 2021. This includes SBA loans serviced for others of $30.3 million at December 31, 2022, and $17.9 million at December 31, 2021, for which there was a related servicing asset of $514 thousand and $170 thousand, respectively.

Consideration for each SBA loan sale includes the cash received and a related servicing asset. The Company receives servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan. The servicing asset is based on the estimated fair value of these future cash flows to be collected. The risks inherent in SBA servicing assets primarily relates to accelerated prepayment of loans in excess of what was originally modeled driven by changes in interest rates and a reduction in the estimated future cash flows.

The servicing asset activity includes additions from loan sales with servicing retained, and reductions from amortization as the serviced loans are repaid and servicing fees are earned. A summary of change in the SBA servicing asset as of December 31 follows:

(dollars in thousands)	**2022**	**2021**
Balance, beginning of year	$ 170	$ 306
Additions	422	—
Amortization [1]	(78)	(136)
Balance, end of year	$ 514	$ 170

(1) Included accelerated amortization of $40 thousand and $47 thousand for the years ended December 31, 2022 and 2021.

SBA 7(a) loans sold during the years ended December 31, 2022 totaled $20.0 million resulting in total gains on sale of SBA loans of $1.3 million. There were no SBA 7(a) loans sold during the year ended December 31, 2021.

The fair value of the servicing asset approximated its carrying value at December 31, 2022. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2022 included a weighted average discount rate of 19.1%, ranging from 13.9% to 34.3% and a weighted average prepayment speed assumption of 17.0%, ranging from 9.7% to 41.2%.

Net servicing fees, a component of noninterest income, represent contractually specified servicing fees reported net of the servicing asset amortization. Net servicing fees totaled $124 thousand and $82 thousand for the years ended December 31, 2022 and 2021 including contractually specified servicing fees of $202 thousand and $218 thousand, offset by the servicing rights amortization of $78 thousand and $136 thousand.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

NOTE 6 - PREMISES AND EQUIPMENT AND LEASES

A summary of premises and equipment as of December 31 follows:

(dollars in thousands)	**2022**		**2021**	
Land	$	5,386	$	8,916
Building		4,766		7,536
Leasehold improvements		5,351		3,774
Furniture & fixtures		2,228		1,900
Computer & other equipment		3,648		3,046
		21,379		25,172
Less: Accumulated depreciation and amortization		(7,045)		(5,533)
Total	$	14,334	$	19,639

Depreciation and amortization expense on premises and equipment was $1.6 million and $1.4 million for the years ended December 31, 2022 and 2021. During the year ended December 31, 2022, the Company sold a building and related fixed assets that were acquired as part of the BSCA acquisition in 2021, and recorded a loss on sale of $768 thousand.

Substantially all leases are operating leases for corporate offices and branch locations and loan production offices. The amount of the lease liability and ROU asset is impacted by the lease term and the discount rate applied to determine the present value of future lease payments. The remaining terms of operating leases range from 4 months to 10.5 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term by varying amounts. The exercise of renewal options is at the sole discretion of the Company. Renewal option periods were not included in the measurement of ROU assets and lease liabilities as they are not considered reasonably certain of exercise.

During the year ended December 31, 2022, the Company recognized $136 thousand additional impairment of ROU assets for the branch office in La Jolla, California. Management decided to halt the opening of a new branch office in La Jolla, California and the Company recognized a $287 thousand impairment of the ROU assets during the year ended December 31, 2021. The impairment of the ROU assets was based on a discounted cash flow of lease payments net of sublease income. The impairment charges are included in occupancy and equipment expenses in the consolidated statements of income for the years ended December 31, 2022 and 2021.

The ROU assets, lease liabilities and supplemental information at December 31 are shown below.

(dollars in thousands)	**2022**		**2021**	
Operating lease ROU assets	$	8,607	$	8,069
Operating lease liability	$	11,055	$	9,002
Weighted average remaining lease term, in years		5.69		5.04
Weighted average discount rate		5.6%		5.5%

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

The Company's lease expense is recorded in premises and occupancy expense in the consolidated statements of income. The following table presents the components of lease expense for the years ended December 31:

(dollars in thousands)	**2022**		**2021**	
Lease costs:				
Operating lease	$	2,569	$	2,247
Short-term lease		177		157
Total lease costs	$	2,746	$	2,404
Other information:				
Cash paid for amounts included in lease liabilities	$	2,615	$	2,404
ROU assets obtained for new operating lease obligations	$	4,349	$	3,463

Lease liabilities as of December 31, 2022, mature as indicated below:

(dollars in thousands)		**Amount**
Twelve months ending December 31:		
2023	$	2,755
2024		2,611
2025		1,817
2026		1,614
2027		1,481
Thereafter		2,971
Total future minimum lease payments		13,249
Less: imputed interest		2,194
Present value of net future minimum lease payments	$	11,055

NOTE 7 - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is the excess purchase price over the fair value of all identifiable assets and liabilities acquired and totals $37.8 million and $36.8 million at December 31, 2022 and 2021, which included $18.1 million recognized in the BSCA acquisition (refer to Note 2 – *Business Combinations*). Current accounting standards require that goodwill be reviewed for impairment at least annually. The Company has performed a qualitative assessment for potential impairment as of December 31, 2022 and 2021, and as a result of that assessment has determined that there has been no impairment to the goodwill that was recorded as a result of fair value accounting for business combinations. The following table presents changes in the carrying amount of goodwill for the periods indicated:

(dollars in thousands)	**2022**		**2021**	
Beginning of the year	$	36,784	$	19,723
Goodwill from business combination		—		17,061
Adjustments to goodwill[1]		1,019		—
End of year	$	37,803	$	36,784

(1) *During the year ended December 31, 2022, the Bank finalized its allocation of purchase consideration to the net assets acquired from BSCA resulting in a $1.0 million increase to goodwill.*

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

As a result of three acquisitions completed from 2010 through 2014, each of which included branch offices in the Coachella Valley, the Company recorded core deposit intangibles totaling $1.1 million. In 2018, the Company recorded $2.5 million of core deposit intangibles for the branch offices located in the Los Angeles market as a result of the Americas United Bank acquisition. In 2020, the Company acquired CalWest Bank and recorded core deposit intangibles of $47 thousand related to branch offices primarily in Orange County. In 2021, the Company acquired BSCA and recorded core deposit intangibles of $802 thousand. Core deposit intangibles are being amortized over periods of seven to ten years. As of December 31, 2022, the weighted-average remaining amortization period for core deposit intangibles was approximately 7 years.

For the years ended December 31, 2022 and 2021, the Company recognized the CDI amortization indicated in the table below.

(dollars in thousands)		2022		2021
Gross balance, beginning of year	$	4,185	$	3,675
Additions		—		802
Reduction from branch sale		—		(292)
Gross balance, end of year	$	4,185	$	4,185
Accumulated amortization:				
Balance, beginning of year	$	(2,163)	$	(1,799)
Amortization		(438)		(364)
Balance, end of period		(2,601)		(2,163)
Net core deposit intangible, end of year	$	1,584	$	2,022

Future estimated amortization expense for each of the next five years is as follows:

(dollars in thousands)		Amount
2023	$	355
2024		271
2025		248
2026		227
2027		205
Thereafter		278
	$	1,584

NOTE 8 - DEPOSITS

Time deposits that exceeded the FDIC insurance limit of $250,000 amounted to $84.6 million and $35.7 million as of December 31, 2022 and 2021. The Company participates in a state public deposits program that allows it to receive deposits from the state or from political subdivisions within the state in amounts that would not be covered by the FDIC. This program provides a stable source of funding to the Company. As of December 31, 2022, total collateralized deposits, including the deposits of State of California and their public agencies, were $14.4 million and were collateralized by letters of credit issued

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

by the FHLB under the Company's secured line of credit with the FHLB. See Note 9 – *Borrowing Arrangements* for additional information regarding the FHLB secured line of credit.

At December 31, 2022, the scheduled maturities of time deposits are as follows:

(dollars in thousands)	Amount
2023	$113,212
2024	10,313
2025	2,169
2026	4,012
2027	73
	$129,779

NOTE 9 - BORROWING ARRANGEMENTS

A summary of outstanding borrowings as of December 31 follows:

(dollars in thousands)	2022	2021
FHLB advances	$ 50,000	$ —
Subordinated notes	17,770	17,675
Junior Subordinated Debentures	—	2,734
Total borrowings	$ 67,770	$ 20,409

Federal Home Loan Bank Secured Line of Credit

At December 31, 2022, the Company had a secured line of credit of $442.9 million from the FHLB, of which $374.4 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans and is subject to the Company providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2022, the Company had pledged qualifying loans with an unpaid principal balance of $834.7 million for this line. In addition, at December 31, 2022, the Company used $18.5 million of its secured FHLB borrowing capacity by having the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies.

The Company had an overnight borrowing of $50 million with an interest rate of 4.65% at December 31, 2022. There were no outstanding FHLB borrowings at December 31, 2021.

Federal Reserve Bank Secured Line of Credit

The Company has credit availability of $11.3 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2022, the Company had pledged qualifying loans with a book value of $12.7 million as collateral through the Borrower-in-Custody ("BIC") program. The Company had no discount window borrowings at December 31, 2022 or 2021.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Federal Funds Unsecured Lines of Credit

The Company has three overnight unsecured credit lines from correspondent banks totaling $75.0 million. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2022 and 2021.

Fixed-to-Floating Rate Subordinated Notes

On May 28, 2020, the Company issued $18 million of 5.50% Fixed-to-Floating Rate Subordinated Notes Due 2030 (the "Notes"). The Notes mature March 25, 2030 and accrue interest at a fixed rate of 5.50% through the fixed-rate period to March 26, 2025, after which interest accrues at a floating rate of 90-day SOFR plus 350 basis points, until maturity, unless redeemed early, at the Company's option, after the end of the fixed-rate period. Issuance costs of $475 thousand were incurred and are being amortized over the first 5-year fixed term of the Notes; unamortized issuance costs at December 31, 2022 and 2021, were $230 thousand and $325 thousand, respectively. The net unamortized issuance costs are netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization expenses are recorded in the interest expense on the consolidated statements of income. At December 31, 2022, the Company was in compliance with all covenants and terms of the Notes.

Junior Subordinated Debentures

In the acquisition of CalWest Bancorp, the Company assumed $3.1 million of junior subordinated deferrable interest debentures (the "Junior Subordinated Debentures") which were issued to CalWest Statutory Trust I (the "Trust"). The Company also acquired a 3% common interest in the Trust, which was comprised of mandatorily redeemable preferred securities. At acquisition, the Junior Subordinated Debentures were valued at a premium of $408 thousand which was included in the initial carrying value of subordinated securities, which was being amortized over the remaining term of the borrowing. The Junior Subordinated Debentures mature September 17, 2033. In June of 2022, the Company decided to fully redeem the Junior Subordinated Debentures before the maturity date. The Company recorded a loss of $347 thousand related to the unamortized premium at the time of early redemption in the other expenses of the consolidated statements of income for the year ended December 31, 2022.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

NOTE 10 - INCOME TAXES

The income tax expense for the years ended December 31, is comprised of the following:

(dollars in thousands)	**2022**	**2021**
Current tax expense:		
Federal	$ 5,257	$ 2,152
State	3,163	1,188
Total current tax expense	8,420	3,340
Deferred taxes:		
Federal	(1,631)	58
State	(919)	79
Total deferred taxes	(2,550)	137
Total income tax expense	$ 5,870	$ 3,477

A comparison of the federal statutory income tax rates to the Company's effective income tax rates at December 31 follows:

	2022		**2021**	
(dollars in thousands)	**Amount**	**Rate**	**Amount**	**Rate**
Statutory federal income tax provision	$ 4,617	21.0 %	$ 2,979	21.0 %
State taxes	1,819	8.3 %	1,246	8.8 %
Employee stock-based compensation	(163)	(0.8)%	(876)	(6.2)%
Merger expenses	—	0.0 %	185	1.3 %
Bank owned life insurance	(313)	(1.4)%	(165)	(1.2)%
Other	(90)	(0.4)%	108	0.8 %
	$ 5,870	26.7 %	$ 3,477	24.5 %

For the years ended December 31, 2022 and 2021, income tax expense was $5.9 million and $3.5 million resulting in an effective income tax rate of 26.7% and 24.5%. Our effective tax rate is slightly lower than the statutory rate of 29.6% for the years ended December 31, 2022 and 2021 due primarily to the tax effect of stock-based compensation, BOLI income, and tax-exempt interest income.

The Company is subject to federal income and California franchise tax. Income tax returns for the years ended after December 31, 2018 are open to audit by federal authorities and income tax returns for the years ending after December 31, 2017 are open to audit by California authorities. There were no interest and penalties related to unrecognized tax benefits in income tax expense at December 31, 2022 and 2021. The total amount of unrecognized tax benefits was zero at December 31, 2022 and 2021.

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets at December 31:

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands)	**2022**	**2021**
Deferred tax assets:		
Allowance for loan losses	$ 5,036	$ 3,449
Organizational expenses	85	92
Stock-based compensation	1,203	582
Fair value adjustment on acquired loans	298	464
Net operating loss carryforward	1,544	1,643
Accrued expenses	718	812
California franchise tax	674	250
Operating Lease liabilities	3,268	2,661
Unrealized loss on securities available for sale	2,633	16
Other	388	982
Total deferred tax assets	15,847	10,951
Deferred tax liabilities:		
Deferred loan costs	(1,202)	(954)
Core deposit intangibles	(649)	(750)
Depreciation differences	(361)	(1,098)
Right of use asset	(2,544)	(2,385)
Other	(392)	(695)
Total deferred tax liabilities	(5,148)	(5,882)
Net deferred tax assets	$ 10,699	$ 5,069

Section 382 of the Internal Revenue Code imposes an annual limitation on a corporation's ability to use any net unrealized built-in losses and other tax attributes, such as net operating loss and tax credit carryforwards, when it undergoes a greater than 50% ownership change over a designated testing period not to exceed three years.

On June 29, 2020, California Assembly Bill 85 (A.B. 85) was signed into law. A.B. 85 suspends the use of the net operating loss ("NOL") for the 2020, 2021, and 2022 tax years. For NOL incurred in tax years before 2020 for which a deduction is denied, the carryover period is extended by three years. On February 9, 2022, Senate Bill 113 ("S.B. 113") S.B. 113 was signed into law, and among other changes, S.B. 113 reinstates the California NOL deductions for tax years beginning in 2022, in effect shortening the suspension period for NOL deductions from A.B. 85 by one year.

As a result of the acquisition of CalWest, the Company has federal and California Section 382 limited net operating loss carryforwards of approximately $5.0 million and $5.7 million at December 31, 2022, which are scheduled to begin expiring in 2029 for federal and 2031 for California. The federal and California net operating loss carryforwards are subject to annual limitations of $381 thousand each year. The Company expects to fully utilize the recorded federal and California net operating loss carryforwards before they expire.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

NOTE 11 - EARNINGS PER SHARE ("EPS")

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

(dollars in thousands, except share and per share data)	**2022**	**2021**
Net income	$ 16,113	$ 10,709
Weighted average common shares outstanding - basic	17,821,545	14,404,767
Dilutive effect of outstanding:		
Stock options and unvested stock grants	406,742	507,773
Weighted average common shares outstanding - diluted	18,228,287	14,912,540
Earnings per common share - basic	$ 0.90	$ 0.74
Earnings per common share - diluted	$ 0.88	$ 0.72

A total of 275,171 unvested performance based restricted stock grants have been excluded from the computation of diluted EPS for 2022 and 2021 because the performance conditions had not been met as of December 31, 2022 and 2021. At December 31, 2022 and 2021, there were 160,809 and 85,858 restricted stock units and 24,842 and 180,804 stock options, respectively, that were not included in the computation of diluted earnings per share, because they were anti-dilutive.

NOTE 12 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to certain directors and their related interests with which they are associated. In the Company's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates, and collateral, as those prevailing at the time for comparable transactions with unrelated clients.

The balance of these loans outstanding and activity in related party loans for the periods ended December 31, 2022 and 2021 follows:

(dollars in thousands)	**2022**	**2021**
Balance at beginning of year	$ 10,259	$ 7,033
New credit granted	—	3,324
Repayments [(1)]	(2,186)	(98)
Balance at end of year	$ 8,073	$ 10,259

(1) During the year ended December 31, 2022, one loan with outstanding balance of $636 thousand was paid off.

Directors and related interests deposits at December 31, 2022 and 2021, amounted to approximately $4.7 million and $5.6 million.

The Company leases the Ramona branch office from a principal shareholder and member of our Board of Directors under an operating lease expiring in 2027 on terms considered to be prevailing in the

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

market at the time of the lease. Total lease expense for each of 2022 and 2021 was $43 thousand and $40 thousand and future minimum lease payments under the lease were $193 thousand as of December 31, 2022.

The holding company committed to a $2.0 million investment in the Castle Creek Launchpad Fund I ("Launchpad"). Director David Volk is a member of the Investment Committee for Castle Creek Launchpad Fund I. At December 31, 2022, total capital contributions made to this investment were $315 thousand.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company's financial statements.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client's credit worthiness on a case-by-case basis. Collateral may or may not be required based on management's credit evaluation of the customer. The majority of the Company's commitments to extend credit and standby letters of credit are secured by real estate.

The Company's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the consolidated financial statements.

The Company had the following outstanding financial commitments whose contractual amount represents potential credit risk at December 31:

(dollars in thousands)	2022	2021
Commitments to extend credit	$ 596,349	$ 405,507
Letters of credit issued to customers	4,794	12,210
Commitments to contribute capital to other equity investments	6,041	5,000
	$ 607,184	$ 422,717

The Company evaluates the loss exposure for unfunded loan commitments to extend credit following the same principles used for the ALL, with consideration for experienced utilization rates on client credit lines and the inherently lower risk of unfunded loan commitments relative to disbursed commitments. The Company recognized a provision for unfunded loan commitments of $506 thousand and $600 thousand for the years ended December 31, 2022 and 2021. The provision for unfunded loan commitments is included in other expense in the consolidated statements of income. The reserve for unfunded loan commitments was $1.3 million and $804 thousand at December 31, 2022 and 2021. The reserve for unfunded loan commitments is included in other liabilities in the consolidated balance sheets.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

At December 31, 2022, the Company had unfunded commitments of $6.0 million for affordable housing partnerships that qualify for low income housing tax credits and other tax benefits.

In 2016 and 2021, the Company entered into deferred compensation agreements with certain key officers. Under these agreements, the Company is obligated to provide, upon retirement, a 10-year benefit to the officers. The annual benefits range from $20 thousand to $75 thousand. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred for these agreements in 2022 and 2021 was $328 thousand and $311 thousand, respectively. The Company is a beneficiary of life insurance policies that have been purchased as a method of financing the obligated benefits under these agreements.

In the normal course of business, the Company is named or threatened to be named as a defendant in various lawsuits. The Company is from time to time engaged in various litigation matters including the defense of claims of improper or fraudulent loan practices or lending violations, and other matters, and the Company has a number of unresolved claims pending. In addition, as part of the ordinary course of business, the Company is party to litigation involving claims to the ownership of funds in particular accounts, the collection of delinquent accounts, challenges to security interests in collateral, and foreclosure interests that are incidental to our regular business activities. While the ultimate liability with respect to these other litigation matters and claims cannot be determined at this time, the Company believes that damages, if any, and other amounts relating to pending matters are not likely to be material to the consolidated balance sheets or consolidated statements of income.

NOTE 14 - STOCK-BASED COMPENSATION PLAN

In contemplation of the holding company reorganization, in November 2019 the Company's Board of Directors adopted the Southern California Bancorp 2019 Omnibus Equity Incentive Plan (the "2019 Plan"). The 2019 Plan was approved by shareholders in April 2020 with a maximum number of shares of common stock that may be issued or paid out under the plan of 2,200,000. In addition, upon the completion of the bank holding company reorganization in 2020, the Bank's 2001 Stock Option Plan and 2011 Omnibus Equity Incentive Plan were terminated and all outstanding and unexpired stock options and all shares of restricted stock outstanding under the terminated plans became equivalent awards of the Company under the 2019 Plan.

In October 2020, the Company's Board of Directors approved increasing the maximum number of shares under the 2019 Plan by 300,000 to 2,500,000. In June 2021, the Company's Board of Directors approved increasing the maximum number of shares under the 2019 Plan by 900,000 to 3,400,000.

In addition, the 2019 Plan permits the Company to grant additional stock options and restricted share units. The Plan provides for the granting to eligible participants such incentive awards as the Board of Directors or a committee established by the Board (the "Committee"), in its sole discretion, to administer the Plan. The Board has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the vesting and exercisability of the awards and the form of consideration payable upon exercise. Stock options expire no later than ten years from the date of the grant. The 2019 Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. Restricted stock units generally vest over a period of one to five years.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

In connection with the BSCA merger, the Company assumed each outstanding, unexercised option to acquire shares of BSCA common stock held by BSCA officers and employees who continue to be employed by the Company immediately following the merger, other than any stock options held by BSCA's former chief executive officer. Total unexercised stock options were 90,731, of which 65,261 shares were vested and 25,470 shares were unvested. The remaining term on the assumed stock options ranges from 2.4 years to 9.2 years. Each such option assumed by the Company, immediately following the merger, represented a stock option to purchase the same number of shares as immediately prior to the merger, except that the assumed options represented the right to purchase shares of the Company's stock instead of shares of BSCA stock. Each assumed option has the same exercise price and is subject to substantially the same terms and conditions as immediately prior to merger, including the original vesting schedule and conditions. All outstanding unexercised options to acquire shares of BSCA common stock held by employees who are not continuing employees or by BSCA's former chief executive officer were canceled and terminated at the effective time of the merger.

Total stock-based compensation cost related to stock options and restricted shares units was $3.7 million and $5.5 million in 2022 and 2021, respectively, and related tax benefits were approximately $1.1 million and $1.6 million in 2022 and 2021, respectively.

Stock Options

As of December 31, 2022, there was $166 thousand of total unrecognized compensation cost related to the outstanding stock options. The intrinsic value of stock options exercised was approximately $1.1 million and $1.7 million in 2022 and 2021, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were no options granted during the years ended December 31, 2022 and 2021.

A summary of changes in outstanding stock options during the years ended December 31, 2022 and 2021 are presented below:

(dollars in thousands, except share data)	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
December 31, 2022						
Outstanding at beginning of year	536,651	$	9.36			
Granted	—	$	—			
Exercised	(136,100)	$	7.41			
Forfeited	(73,683)	$	12.18			
Outstanding at end of year	326,868	$	9.53	4.3 Years	$	2,385
Options exercisable	279,213	$	9.13	3.9 Years	$	2,151

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands, except share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2021				
Outstanding at beginning of year	783,000	$ 9.22		
Granted	—	$ —		
Rollover options [(1)]	90,731	$ 7.40		
Exercised	(303,100)	$ 8.06		
Forfeited	(33,980)	$ 12.51		
Outstanding at end of year	536,651	$ 9.36	5.0 Years	$ 3,021
Options exercisable	391,661	$ 8.51	4.3 Years	$ 2,538

(1) Amounts relate to rollover stock options issued to BSCA officers and employees in connection with the BSCA acquisition.

Restricted Stock Units

A summary of the changes in outstanding unvested restricted stock units during the years ended December 31, 2022 and 2021 is presented below:

December 31, 2022	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	1,010,501	$ 10.55
Granted	257,378	$ 15.31
Vested	(131,269)	$ 11.69
Forfeited	(177,273)	$ 11.20
Unvested at end of year	959,337	$ 11.55

December 31, 2021	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	1,276,106	$ 9.37
Granted	232,347	$ 14.16
Vested	(466,164)	$ 8.97
Forfeited	(31,788)	$ 12.91
Unvested at end of year	1,010,501	$ 10.55

As of December 31, 2022, there was $7.4 million of total unrecognized compensation expense related to the outstanding restricted stock units that will be recognized over the weighted-average period

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

of 2.2 years. The total grant date fair value of restricted stock units vested during 2022 and 2021 was $1.5 million and $4.2 million, respectively.

Of the total unvested restricted stock units outstanding as of December 31, 2022, vesting related to 275,171 shares is subject to various financial performance conditions being met by December 31, 2023, which the Company has assumed will be achieved for purposes of recognizing compensation cost. The associated cost is being charged to expense ratably over the requisite service period which extends to December 31, 2023. If the performance conditions are not achieved by 2023, the previously recognized compensation cost will be fully reversed. For the year ended December 31, 2022, stock-based compensation for performance-based restricted stock units totaled $843 thousand. For the year ended December 31, 2021, stock-based compensation for performance-based restricted stock units totaled $2.4 million, of which $1.7 million related to the accelerated stock-based compensation expense for the settlement of a former executive's preexisting employment contract.

Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards. Under the terms of the 2019 Plan, vested options generally expire ninety days after the director or employee terminates the service affiliation with the Company.

NOTE 15 - REGULATORY MATTERS

At December 31, 2022 and 2021, the Company qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, is not subject to consolidated capital rules at the bank holding company level.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Banks considered to be "adequately capitalized" are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be "well capitalized" must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2022 and 2021, the Bank is "well capitalized" under the regulatory framework for prompt corrective action (PCA). There are no conditions or events that management believes have changed the Bank's categories. Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements to which we are subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2022. At December 31, 2022, the Bank was in compliance with the capital conservation buffer requirements. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios:

| | | | | | Amount of Capital Required | | | |
| (dollars in thousands) | Actual | | | To be Adequately Capitalized | | To be Well- Capitalized under PCA Provisions | |
	Amount	Ratio		Amount	Ratio	Amount	Ratio
As of December 31, 2022:							
Total Capital (to Risk-Weighted Assets)	$ 260,788	11.97%	$	174,256	8.0%	$ 217,820	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	242,379	11.13%		130,692	6.0%	174,256	8.0%
CET1 Capital (to Risk-Weighted Assets)	242,379	11.13%		98,019	4.5%	141,583	6.5%
Tier 1 Capital (to Average Assets)	242,379	10.62%		91,297	4.0%	114,122	5.0%
As of December 31, 2021:							
Total Capital (to Risk-Weighted Assets)	$ 237,478	14.99%	$	126,728	8.0%	$ 158,411	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	225,017	14.20%		95,046	6.0%	126,728	8.0%
CET1 Capital (to Risk-Weighted Assets)	225,017	14.20%		71,285	4.5%	102,967	6.5%
Tier 1 Capital (to Average Assets)	225,017	9.98%		90,153	4.0%	112,691	5.0%

The primary source of funds for the Company is dividends from the Bank. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank's primary banking regulatory, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank's retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank also is prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). Federal bank regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

NOTE 16 - FAIR VALUE

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value of financial instruments

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates. The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks: The carrying amounts of cash and short-term instruments approximate fair values because of the liquidity of these instruments.

Fed Funds and Interest-Bearing Balances: The carrying amount is assumed to be the fair value given the short-term nature of these deposits.

Debt Securities Held to Maturity and Available for Sale: The fair values of securities held to maturity and available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Loans Held for Sale: The fair value of loans held-for-sale is based on commitments outstanding from investors as well as what secondary market investors are currently offering for portfolios with similar characteristics.

Loans Held for Investment, net: The fair value of loans, which is based on an exit price notion, is generally determined using an income based approach based on discounted cash flow analysis. This approach utilizes the contractual maturity of the loans and market indications of interest rates, prepayment speeds, defaults and credit risk in determining fair value. For impaired loans, an asset-based approach is applied to determine the estimated fair values of the underlying collateral. This approach utilizes the estimated net sales proceeds to determine the fair value of the loans when deemed appropriate. The implied sales proceeds value provides a better indication of value than using an income-based approach as these loans are not performing or exhibit strong signs indicative of non-performance.

Restricted Stock Investments: Investments in FHLB and Federal Reserve stocks are recorded at cost and measured for impairment. Ownership of FHLB and Federal Reserve stocks are restricted to member banks and the securities do not have a readily determinable market value. Purchases and sales of these securities are at par value with the issuer. The fair value of investments in FHLB and Federal Reserve stock is equal to the carrying amount.

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Other Equity Securities: The fair value of equity securities is based on quoted prices in active markets for identical assets to determine the fair value. If quoted prices are not available to determine fair value, the Company estimates the fair values by using independent pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of the carrying amount or fair value, less costs to sell. The fair value of OREO is generally based on recent real estate appraisals or broker opinions, obtained from independent third parties, which are frequently adjusted by management to reflect current conditions and estimated selling costs.

Accrued Interest Receivable: The fair value of accrued interest receivable approximates their carrying amounts.

Deposits: The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant.

Borrowings: The fair values of the Company's overnight borrowings from Federal Home Loan Bank approximates their carrying value as the advances were recently borrowed at market rate. The fair value of fixed-rated term borrowings is estimated using a discounted cash flow through the remaining maturity dates based on the current borrowing rates for similar types of borrowing arrangements. The fair values of subordinated debt are based on rates currently available to the Company for debt with similar terms and remaining maturities.

Accrued Interest Payable: The fair value of accrued interest payable approximates their carrying amounts.

Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value hierarchy level and estimated fair value of financial instruments at December 31, is summarized as follows:

		2022		2021	
(dollars in thousands)	Fair Value Hierarchy	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:					
Cash and due from banks	Level 1	$ 60,295	$ 60,295	$ 22,435	$ 22,435
Fed funds and interest-bearing balances	Level 1	26,465	26,465	557,571	557,571
Debt securities available for sale	Level 2	112,580	112,580	55,567	55,567
Debt securities held to maturity	Level 2	53,946	47,906	—	—

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

(dollars in thousands)	Fair Value Hierarchy	2022		2021	
		Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Loans held for sale	Level 2	9,027	9,616	—	—
Loans held for investment, net	Level 3	1,880,674	1,836,782	1,493,091	1,498,804
Restricted stock, at cost	Level 2	14,543	14,543	12,493	12,493
Other equity securities	Level 2	5,096	5,096	2,136	2,136
Accrued interest receivable	Level 2	6,868	6,868	4,137	4,137
Financial liabilities:					
Deposits	Level 2	1,931,905	1,929,947	1,973,098	1,972,610
Borrowings	Level 2	67,770	67,387	20,409	21,580
Accrued interest payable	Level 2	215	215	67	67

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Recurring fair value measurements

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value on a recurring basis at the periods indicated:

	Recurring Fair Value Measurements			
(dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2022				
Securities available for sale:				
U.S. government and agency and government sponsored enterprise securities:				
Mortgage-backed securities	$ —	$ 23,295	$ —	$ 23,295
SBA securities	—	7,872	—	7,872
U.S. Treasury	—	5,952	—	5,952
U.S. Agency	—	6,183	—	6,183
Collateralized mortgage obligations	—	44,423	—	44,423
Taxable municipal	—	4,228	—	4,228
Tax exempt bank-qualified municipals	—	20,627	—	20,627
	$ —	$ 112,580	$ —	$ 112,580
December 31, 2021				
Securities available for sale:				
U.S. government and agency and government sponsored enterprise securities:				
Mortgage-backed securities	$ —	$ 17,315	$ —	$ 17,315
SBA securities	—	11,400	—	11,400
U.S. Treasury	—	2,781	—	2,781
U.S. Agency	—	6,479	—	6,479
Collateralized mortgage obligations	—	10,288	—	10,288
Taxable municipal	—	5,522	—	5,522
Tax exempt bank-qualified municipals	—	1,782	—	1,782
	$ —	$ 55,567	$ —	$ 55,567

Nonrecurring fair value measurements

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. At December 31, 2022, the Company determined the amounts measured at fair value on a nonrecurring basis were immaterial and the Company did not have any nonrecurring fair value measurements at December 31, 2021.

NOTE 17 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

Southern California Bancorp was organized in 2020 to serve as the holding company for Bank of Southern California, N.A., its wholly owned subsidiary. The earnings of the subsidiary are recognized

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

using the equity method of accounting. The following tables present the parent company only condensed balance sheets at December 31, 2022 and 2021 and the related condensed statements of income and condensed statements of cash flows for the years ended December 31, 2022 and 2021.

Southern California Bancorp (Parent Company Only)
CONDENSED BALANCE SHEETS

		December 31,		
(dollars in thousands)		**2022**		**2021**
ASSETS				
Cash	$	3,177	$	2,838
Investment in Bank of Southern California		274,714		263,605
Other investments		315		93
Accrued interest and other assets		214		443
Total assets	$	278,420	$	266,979
LIABILITIES				
Subordinated debt and other borrowings	$	17,770	$	20,409
Accrued interest and other liabilities		295		42
Total liabilities		18,065		20,451
SHAREHOLDERS' EQUITY				
Common stock		218,280		214,163
Retained earnings		48,516		32,403
Accumulated other comprehensive loss		(6,441)		(38)
Total shareholders' equity		260,355		246,528
Total liabilities and shareholders' equity	$	278,420	$	266,979

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Southern California Bancorp (Parent Company Only)
CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,	
(dollars in thousands)	**2022**	**2021**
INCOME		
Other interest and dividends	$ 2	$ 3
Dividends from bank subsidiary	3,000	—
Total income	3,002	3
EXPENSES		
Interest on borrowings	1,155	1,224
Merger and related expenses	1	347
Other noninterest expense	655	86
Total expenses	1,811	1,657
Income (loss) before income tax benefit	1,191	(1,654)
Income tax benefit	519	436
Income (loss) before equity in undistributed earnings (dividends in excess of equity in earnings) of subsidiary	1,710	(1,218)
Equity in undistributed earnings (dividends in excess of equity in earnings) of subsidiary	14,403	11,927
Net income	$ 16,113	$ 10,709

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2022 and 2021
(dollars in thousands)

Southern California Bancorp (Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
(dollars in thousands)	**2022**	**2021**
OPERATING ACTIVITIES		
Net Income	$ 16,113	$ 10,709
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization of debt issuance costs	95	95
Amortization of junior subordinated debentures fair value adjustment	12	49
Loss on early debt extinguishment	347	—
(Equity in undistributed earnings) dividends in excess of equity in earnings of subsidiary	(14,403)	(11,927)
Other Items	481	(207)
Net cash provided by (used in) operating activities	2,645	(1,281)
INVESTING ACTIVITIES		
Proceeds from junior subordinated debentures investment	93	—
Net purchase of other equity investments	(315)	—
Cash paid in business combination	—	(21)
Net cash used in investing activities	(222)	(21)
FINANCING ACTIVITIES		
Repayment of other borrowings	(3,093)	—
Issuance of common stock, net of costs	—	—
Proceeds from exercise of stock options	1,009	172
Net cash provided by financing activities	(2,084)	172
Increase (decrease) in cash and cash equivalents	339	(1,130)
Cash and cash equivalents, beginning of year	2,838	3,968
Cash and cash equivalents, end of year	$ 3,177	$ 2,838

NOTE 18 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through March 1, 2023, the date the consolidated financial statements were available to be issued.







SOUTHERN CALIFORNIA BANCORP

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